      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1997

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             LINENS 'N THINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5700                           22-3463939
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                                6 BRIGHTON ROAD
                           CLIFTON, NEW JERSEY 07015
                                 (201) 778-1300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 NORMAN AXELROD
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                6 BRIGHTON ROAD
                           CLIFTON, NEW JERSEY 07015
                                 (201) 778-1300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               WARREN J. CASEY, ESQ.                              ROGER H. KIMMEL, ESQ.
           PITNEY, HARDIN, KIPP & SZUCH                             LATHAM & WATKINS
                  200 CAMPUS DR.                                53RD AT THIRD, SUITE 1000
               POST OFFICE BOX 1945                                 885 THIRD AVENUE
            MORRISTOWN, N.J. 07962-1945                           NEW YORK, N.Y. 10022
                  (201) 966-6300                                     (212) 906-1200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TITLE OF EACH CLASS                         AMOUNT      PROPOSED MAXIMUM PROPOSED MAXIMUM      AMOUNT
OF SECURITIES                                TO BE       OFFERING PRICE      AGGREGATE     OF REGISTRATION
TO BE REGISTERED                         REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)      FEE(3)
-----------------------------------------------------------------------------------------------------------
Common Stock...........................     6,000,000        $23.25        $139,500,000        $42,273
===========================================================================================================

(1) Includes 750,000 additional shares which the Underwriters may purchase to cover over-allotments of shares.

(2) Estimated solely for the purposes of calculating the registration fee, and based on the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on May 13, 1997, pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3) This amount was wired to the account of the Securities and Exchange Commission at Mellon Bank in payment of the required registration fee due in connection with this Registration Statement.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 16, 1997

                                5,250,000 Shares

                             [LINEN N THINGS LOGO]

                                  Common Stock
                           (par value $.01 per share)

All of the shares of Common Stock (the "Common Stock") of Linens 'n Things, Inc. ("Linens 'n Things" or the "Company") offered hereby (the "Offering") are being sold by the Selling Shareholder named herein under "Principal and Selling Shareholder and Management." The Company will not receive any proceeds from the sale of shares by the Selling Shareholder.

   The Common Stock is listed on the New York Stock Exchange under the symbol "LIN". The last reported sale price of the Common Stock on the New York Stock
Exchange Composite Tape on May 14, 1997 was $23.375 per share. See "Price Range of Common Stock."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
                                       AN
 INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREIN.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                UNDERWRITING      PROCEEDS
                                                  PRICE TO     DISCOUNTS AND     TO SELLING
                                                   PUBLIC       COMMISSIONS    SHAREHOLDER(1)
                                               --------------  --------------  --------------
Per Share....................................        $               $               $
Total(2).....................................        $               $               $

(1) Before deduction of expenses payable by the Company estimated at
    $            and by the Selling Shareholder estimated at $            .

(2) The Selling Shareholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 750,000 additional shares to cover over-allotments of shares. If the option
    is exercised in full, the total Price to Public will be $            ,
    Underwriting Discounts and Commissions will be $            and Proceeds to
    Selling Shareholder will be $            .

     The shares will be offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready
for delivery on or about             , 1997, against payment in immediately
available funds.
                           CREDIT SUISSE FIRST BOSTON
                      Prospectus dated             , 1997.

                                MAP OF LOCATION
ARIZONA -- 2             CONNECTICUT -- CONT'D    ILLINOIS -- 12           MICHIGAN -- 2            NEW JERSEY -- CONT'D
Peoria                   Farmington               Bloomingdale             Rochester Hills          Toms River
Scottsdale Fiesta        Manchester               Clark Street             Sterling Heights         Totowa
ARKANSAS -- 1            Merritt                  Downers Grove            MINNESOTA -- 6           NEW YORK -- 8
Little Rock              Milford                  Michigan Ave.            Burnsville               Amherst
CALIFORNIA -- 17         Newington                Naperville               Mall of America          Carle Place
Carmel Mt.               Norwalk                  Northbrook               Minnetonka               Niagara
Costa Mesa               FLORIDA -- 16            Oakbrook                 Plymouth                 Patchogue
Encinitas                Altamonte Springs        Orland Park              Roseville                Rochester
Fresno                   Aventura                 Palatine                 Woodbury                 Southtown
La Jolla                 Boca Raton               Skokie (2)               MISSOURI -- 2            Staten Island
Milipitas                Clearwater               Woodfield                Clayton                  Stony Brook
Mission Viejo            Coral Springs            INDIANA -- 1             Manchester               NORTH CAROLINA -- 9
Montclair                Fort Meyers              Indianapolis             NEBRASKA -- 1            Asheville
Pleasanton               Ft. Lauderdale           LOUISIANA -- 1           Omaha                    Burlington
Roseville (2)            Highland Lakes           Harahan                  NEVADA -- 2              Cary
Sacramento               Kendall                  MAINE -- 1               Henderson                Charlotte
Stevens Creek            Mall of Americas         Kittery                  Las Vegas                Durham
Thousand Oaks            Naples                   MARYLAND -- 3            NEW JERSEY -- 11         Matthews Corner
Torrance                 Orlando                  Rockville                Bridgewater              Pineville
Valencia                 Plantation               Silver Springs           East Hanover             Raleigh
West Covina              Sarasota                 Towson                   Freehold                 Winston-Salem
COLORADO -- 3            Tampa                    MASSACHUSETTS -- 6       Menlo Park               OHIO -- 3
Belleview Shores         Venetian                 Braintree                Mount Laurel             Cassinelli Square
Park Meadows             GEORGIA -- 7             Burlington               Paramus                  Columbus
Westminster              Alpharetta               Danvers                  Princeton                Kenwood
CONNECTICUT -- 8         Buckhead                 Framington               Shrewsbury               OKLAHOMA -- 1
Danbury                  Duluth                   Franklin                 Springfield              Tulsa
Fairfield                Kennesaw                 N. Attleboro
                         Lawrenceville
                         Perimeter
                         Stone Mountain Sq.


OREGON -- 1              UTAH -- 1
Portland                 Sandy
PENNSYLVANIA -- 4        VERMONT -- 1
Lancaster                Chittenden
Langhorne                VIRGINIA -- 12
Montgomeryville          Dale City
Willow Grove             Fairfax
RHODE ISLAND -- 1        Falls Church
Cranston                 Greenbriar
TENNESSEE -- 5           Lightfoot
Goodlettsville           Manassas
Hickory Ridge            Midlothian
Memphis (2)              Springfield
Murfreesboro             Sterling
TEXAS -- 14              Tysons
Arlington                Virginia Beach
Austin                   Westpark
Baybrook                 WASHINGTON -- 1
Dallas (2)               Tukwila
Fort Worth               WASHINGTON DC -- 1
Grapevine                Pentagon Centre
Houston (2)              WISCONSIN -- 1
Lewisville               Brookfield
Preston Park
San Antonio
Sugarland
Woodlands


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS
THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK
OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE
SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE
ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Linens 'n Things, Inc. (with its subsidiaries and its predecessors, "Linens 'n Things" or the "Company") is one of the leading, national large format retailers of home textiles, housewares and home accessories operating in 34 states. According to Home Textiles Today, Linens 'n Things was the largest specialty retailer (as measured by sales) in the home linens category in 1995, the most recent year for which such information was published. As of March 29, 1997, the Company operated 132 superstores averaging approximately 33,000 gross square feet in size and 33 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest superstores range between 35,000 and 40,000 gross square feet in size and are located in strip malls or power center locations. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     Linens 'n Things' extensive selection of over 25,000 stock keeping units ("SKUs") in its superstores is driven by the Company's commitment to offering a broad and deep assortment of high quality, brand name "linens" (e.g., bedding, towels and pillows) and "things" (e.g., housewares and home accessories). Brand names sold by the Company include Wamsutta, Cannon, Laura Ashley, Martex, Waverly, Royal Velvet, Braun, Krups, Calphalon and Henckels. The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of 1996 sales) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company's merchandise offering is coupled with a "won't be undersold" everyday low pricing strategy with price points substantially below regular department store prices and comparable with or below department store sale prices.

     From its founding in 1975 through the late 1980s, the Company operated traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 108 of the Company's traditional stores through March 29, 1997. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.7 million between January 1991 and March 29, 1997, although its store base only increased 17%, from 141 to 165 stores during this period. Over this same period, the Company's net sales increased from $202.1 million for the year ended December 31, 1990 to $737.9 million for the 12 months ended March 29, 1997. In addition, as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

     Key components of the Company's strategy to increase sales and profitability are: (i) new superstore expansion and (ii) increasing productivity of the existing store base. Principal elements of the Company's growth strategy are highlighted as follows:

     NEW SUPERSTORE EXPANSION. The Company's expansion strategy is to increase market share in existing markets and to penetrate new markets in which the Company believes it can become a leading operator of home furnishings superstores. Management believes that these new markets will be primarily located in the western region of the United States in trading areas of 200,000 persons within a ten-mile radius and with demographic characteristics that match the Company's target profile. The Company believes that it is well-positioned to take advantage of the continued market share gain by the superstore chains in the home furnishings sector. The Company believes there is an opportunity to more than triple the number of its current prototype superstores across the country, providing the Company with significant growth opportunities to profitably enter new markets, as well as backfill in existing markets. In 1997, the Company plans to open 20 to 25 new superstores, of which four were opened as of May 15, 1997, and close 12 to 17 stores (primarily traditional stores), of which seven were closed as of May 15, 1997. In 1998, the Company plans to open 25 to 30 new superstores and close 10 to 15 stores (primarily traditional stores). As of March 29, 1997, the Company operated 132 superstores, representing 80% of its total stores, and 33 traditional stores. The Company's long-term plans include closing most of the remaining traditional stores as opportunities arise.

     INCREASE PRODUCTIVITY OF EXISTING STORE BASE. The Company is committed to increasing its sales per square foot, inventory turnover ratio and return on invested capital. The Company believes the following initiatives will allow it to achieve this goal:

     Enhance Merchandise Mix and Presentation. The Company continues to explore opportunities to increase sales of "things" merchandise while maintaining the strength of its "linens" side of the business. The Company's long-term goal is to increase the sales of "things" merchandise to approximately 50% of net sales as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations. The Company expects this shift to positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven merchandise as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company intends to continue improving its merchandising presentation and techniques, space planning and store layout to further improve the productivity of its existing and future superstore locations.

     Increase Operating Efficiencies. As part of its strategy to increase operating efficiencies, the Company has invested significant capital in building a centralized infrastructure, including a distribution center and a management information system, which it believes will allow it to maintain low operating costs as it pursues its superstore expansion strategy. In July 1995, the Company began full operations of its 275,000 square foot distribution center in Greensboro, North Carolina. By the end of 1996, approximately 80% of merchandise was received at the Company's distribution center, as compared to approximately 20% at the end of 1995. The utilization of the distribution center has resulted in lower average freight costs, more efficient scheduling of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center has allowed store sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The Company's ability to effectively manage its inventory is also enhanced by a centralized merchandising management team and its MIS system which allows the Company to more accurately monitor and better balance inventory levels and improve in-stock positions in its stores.
                            ------------------------

     The Company was founded in 1975 and was acquired in 1983 by CVS Corporation (formerly known as Melville Corporation) (CVS Corporation together with its subsidiaries, "CVS"). From its formation, the Company was operated as a wholly owned indirect subsidiary of CVS until November 1996, when CVS sold 13,000,000 shares representing approximately 67.5% of the outstanding shares of the Company, in an initial public offering (the "IPO"). CVS currently owns approximately 32.5% of the outstanding shares of the Company's Common Stock. Upon completion of the sale of the shares offered hereby (the "Offering") CVS will own approximately 5.3% (1.4% if the Underwriters' over-allotment option is exercised in full) of the Company's Common Stock.

     The Company's corporate offices are located at 6 Brighton Road, Clifton, New Jersey 07015, and its telephone number is (201) 778-1300.

                                  THE OFFERING

Common Stock offered by the Selling            5,250,000 shares(1)
  Shareholder................................
Common Stock outstanding(2)..................  19,267,758 shares(2)
Dividend policy..............................  The Company intends to retain all its earnings for the foreseeable future for use
                                               in the operation and expansion of its
                                               business and, accordingly, the Company
                                               currently has no plans to pay cash dividends
                                               on the Common Stock. See "Dividend Policy."
New York Stock Exchange symbol...............  "LIN"

---------------
(1) 6,000,000, if the Underwriters' over-allotment option is exercised in full.

(2) The number of outstanding shares will not change upon completion of the Offering. The number shown excludes approximately 161,000 shares of deferred stock grants and approximately 994,000 shares issuable upon the exercise of outstanding stock options. See "Underwriting" and "Management -- 1996 Incentive Compensation Plan" and "Management -- Compensation of Directors."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                                           THIRTEEN
                                                                                                        WEEKS ENDED(1)
                                                         YEAR ENDED DECEMBER 31,                    -----------------------
                                         --------------------------------------------------------   MARCH 30,     MARCH 29,
                                           1992         1993       1994       1995         1996       1996          1997
                                         --------     --------   --------   --------     --------   ---------     ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
  Net sales............................  $270,889     $333,178   $440,118   $555,095     $696,107    $138,167      $179,911
  Gross profit.........................   108,794      133,871    174,397    209,933(2)   269,911      50,498        68,315
  Selling, general & administrative
    expense............................    95,904      112,135    142,155    190,826(2)   239,228      51,509        67,371
  Restructuring and asset impairment
    charges............................    13,100(3)        --         --     10,974(2)        --          --            --
  Operating profit (loss)..............      (210)(3)   21,736     32,242      8,133(2)    30,683      (1,011)          944
  Interest expense, net................     1,301        1,398      3,170      7,059        4,692       2,082           336
  Income (loss) before provision for
    income taxes and cumulative effect
    of change in accounting
    principle..........................    (1,511)      20,338     29,072      1,074       25,991      (3,093)          608
  Net income (loss)....................    (1,201)      11,719     17,198       (212)      15,039      (1,786)          352

  Net income (loss) per share..........    $(0.06)       $0.61      $0.89     $(0.01)       $0.78      $(0.09)        $0.02
  Weighted average number of shares
    outstanding (in thousands).........    19,268       19,268     19,268     19,268       19,286      19,268        19,706
SELECTED OPERATING DATA:
  Number of stores:
    At beginning of period.............       143          144        143        145          155         155           169
    Opened during period...............        22           20         29         28           36           3             1
    Closed during period...............        21           21         27         18           22          10             5
                                         --------     --------   --------   --------     --------    --------      --------
    At end of period:
      Traditional stores...............       119           98         71         54           37          46            33
      Superstores......................        25           45         74        101          132         102           132
                                         --------     --------   --------   --------     --------    --------      --------
        Total stores...................       144          143        145        155          169         148           165
                                         ========     ========   ========   ========     ========    ========      ========
  Total gross square feet of store
    space (000's)(4)...................     1,633        2,078      2,865      3,691        4,727       3,680         4,696
  Net sales per gross square
    foot(4)(5).........................      $185         $187       $190       $178         $171        $175(6)       $173(6)
  Increase (decrease) in comparable
    store net sales(7).................       7.5%         5.0%       5.4%      (1.5)%        1.1%        1.7%          5.7%

                                                                                          MARCH 29, 1997
                                                                                          --------------
                                                                                           (DOLLARS IN
                                                                                            THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................................................................     $113,701
  Total assets..........................................................................      396,879
  Total debt(8).........................................................................       19,220
  Shareholders' equity..................................................................      250,079

---------------
(1) The operating results for the interim periods are not necessarily indicative of the results that may be expected for a full year. The Company's quarters end on the Saturday nearest to the end of the last month of such quarter, except the fourth quarter which ends on December 31.
(2) Reflects certain one-time special charges related to the CVS Strategic Program (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Gross profit and operating profit in 1995 excluding the effect of these charges would have been $218.1 million and $31.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Reflects a $13.1 million realignment charge associated with the anticipated costs of closing 66 traditional stores from 1993 to 1995. This charge includes the write-down of fixed assets, lease settlement costs, severance and inventory liquidation costs. Operating profit in 1992 excluding the effect of this charge would have been $12.9 million.
(4) Store space includes the storage, receiving and office space that generally occupies 10% to 15% of total store space. All numbers provided are for the end of the respective periods.
(5) Net sales per square foot is the result of dividing net sales for the period by the average gross square footage at the beginning of the year and at the end of each interim quarterly and year period.
(6) Amounts for interim periods are calculated based on annual net sales for the 52 weeks ending at the end of such interim period.
(7) New store net sales become comparable in the first full month following 13 full months of operations. Stores that undergo major expansion or that are relocated are not included in the comparable store base. Comparable store net sales include traditional stores and superstores.
(8) Total debt consists of a $13.5 million subordinated note issued to CVS, the balance of short-term debt outstanding of $0.7 million under the Revolving Credit Facility (as defined herein), and $5.0 million of borrowings under uncommitted lines of credit unrelated to the Revolving Credit Facility. See "Relationship with CVS and Related Party Transactions -- Financing."

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, as well as other information contained in this Prospectus, in evaluating an investment in the Common Stock.

     This Prospectus contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times throughout the Prospectus and may be identified by use of forward-looking terminology such as "expect," "believe," "may," "will" or similar terms or variations of such terms. Such forward-looking statements involve certain risks and uncertainties and, in each case, actual results may differ materially from those reflected in the forward-looking statements. Certain important factors that may cause actual results to differ materially from those reflected in the forward-looking statements are set forth below in this "Risk Factors" section of the Prospectus. You are urged to consider all such factors. The Company assumes no obligation for updating any such forward-looking statements.

RISKS OF GROWTH STRATEGY

     The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its superstore expansion program and to increase productivity of the existing store base. Pursuant to the expansion program the Company plans to open 20 to 25 superstores in 1997, of which four were opened as of May 15, 1997, and close 12 to 17 stores (primarily traditional stores), of which seven were closed as of May 15, 1997. In 1998, the Company plans to open 25 to 30 new superstores and close 10 to 15 stores (primarily traditional stores). See "Business -- Growth Strategy -- New Superstore Expansion." The success of the Company's expansion program will be dependent upon, among other things, the identification of suitable markets and sites for new superstores, negotiation of leases on acceptable terms, construction or renovation of sites and obtaining financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. The failure of the Company to open new superstores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that as the Company opens new superstores in existing markets, that these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. In addition, the Company's continuing strategy is to increase productivity at its existing store base in part by enhancing its merchandise and presentation mix. There is no assurance that the Company will be able to increase store profitability by enhancing its merchandise and presentation mix or that the Company will be able to increase the "things" side of the business to the Company's targeted goal of 50% of net sales. See "Business -- Growth Strategy -- Increase Productivity of Existing Store Base." There can be no assurance that the Company will be able to successfully implement its growth strategies, continue to introduce the superstore format or maintain its current growth levels.

COMPETITION

     The market for home textiles, housewares and home accessories is fragmented and highly competitive. The Company competes with many different types of retailers that sell many or most of the items sold by the Company, including department stores, mass merchandisers, specialty retail stores, mail order and other retailers. Many of the Company's competitors have substantially greater financial and other resources than the Company, including, in some cases, more profitable store economics or better name recognition. See "Business -- Industry" and "Business -- Competition." In addition, there can be no assurance that additional competitors will not enter the Company's existing or planned new markets. Increased competition by existing or future competitors, resulting in the Company reducing prices in an effort to gain or retain market share, could result in reductions in the Company's sales and profitability which could have a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

RELIANCE ON SYSTEMS AND DISTRIBUTION CENTER

     The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial systems. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, would have a material adverse effect upon the Company. Like many computer systems, the Company's systems use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise planning and replenishment, and financial systems, may be severely affected unless changes are made to these computer systems. The Company expects to resolve these issues in a timely manner and is currently engaged in a review of all existing computer systems in order to implement the required changes. However, no assurance can be given that these issues can be resolved in a timely manner or that the Company will not incur significant expense in resolving these issues. In addition, the Company is committed to a centralized distribution strategy and, as a result, began full operations of its new distribution center in July 1995. By the end of 1996, approximately 80% of merchandise was received at the Company's distribution center, as compared to approximately 20% at the end of 1995. Management believes the systems and controls related to the distribution center are fully integrated and are adequate to support the Company's growth over the next few years. However, a disruption in the operations of the distribution center could have a material adverse effect on the Company's business. The Company's expansion into the western United States could result in freight costs higher than experienced to date. See "Business -- Growth Strategy -- Increase Productivity of Existing Store Base" and "Business -- Management Information Systems."

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

     The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations.

     The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of inventory at reduced margins. These outcomes may have a material adverse effect on the Company's operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON KEY VENDORS

     The Company purchases its inventory from over 1,000 suppliers and has no long-term purchase commitments or exclusive contracts with any vendor or supplier. Springs Industries, Inc., through its various operating companies, supplied approximately 13% of the Company's total purchases in 1996. The Company also purchases significant amounts of products from other key suppliers, none of which supplied greater than 10% of the Company's purchases in 1996. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key suppliers. In addition, many of the Company's key suppliers currently provide the Company with certain incentives, such as volume purchasing allowances, trade discounts, cooperative advertising and other purchasing incentives. A reduction or discontinuance of these incentives could have a material adverse effect on the Company. Although the Company believes that its relationships with key vendors are good, the Company has no supply contracts with any of its vendors, and any vendor could discontinue selling to the Company at any time.

DEPENDENCE UPON KEY EMPLOYEES

     The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Norman Axelrod, Chairman of the Board, Chief Executive Officer and President. The loss of the services of Mr. Axelrod or other key employees could have a material adverse impact on the Company. The Company has entered into an employment agreement with Mr. Axelrod. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its planned superstore expansion. See "Business -- Business Strategy" and "Management."

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters, with a majority of net sales and net income for such quarters realized in the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time employees. If for any reason the Company's sales during the fourth quarter were substantially below expectations, the Company's annual results would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INFLUENCE BY CVS

     CVS, the Company's former parent and the Selling Shareholder, currently owns approximately 32.5% of the outstanding Common Stock of the Company. As a result of the ownership by CVS of the outstanding Common Stock, CVS is currently in a position to significantly influence the outcome of all matters requiring a shareholder vote, including the election of directors. Upon completion of the Offering, CVS will beneficially own approximately 5.3% (1.4% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock of the Company. As a result of the reduction in CVS's ownership of Common Stock of the Company upon completion of the Offering, the ability of CVS to influence the Company will be significantly reduced, but will not be eliminated. Pursuant to the Company's Certificate of Incorporation and the Stockholder Agreement between CVS and the Company dated as of December 2, 1996 (the "Stockholder Agreement"), CVS currently has the right to designate two members of the Board of Directors of the Company. Upon consummation of the Offering, CVS will have the right to designate one member of the Board of Directors of the Company if the Underwriters' over-allotment option is not exercised, and no members if the over-allotment option is exercised in full. The Company may ask current CVS designee directors to continue to serve on the Company's Board of Directors after they are no longer CVS designees.

     In addition, pursuant to the Stockholder Agreement, no person or group may become the beneficial owner of a majority of the Common Stock of the Company ("Majority Beneficial Ownership") unless: (i) CVS has received prior written notice that such person or group proposes to acquire Majority Beneficial Ownership; and (ii) prior to such acquisition such person or group provides to CVS (unless waived by CVS in writing) a guarantee, in form and substance satisfactory to CVS, of the obligations of the Company under the Stockholder Agreement to indemnify CVS in respect of the CVS Lease Guarantees (as defined herein). These provisions regarding acquisition of Majority Beneficial Ownership could limit the ability or willingness of a third party to make an offer to acquire the Company. See "Relationship with CVS and Related Party
Transactions -- The Stockholder Agreement."

     The Company currently has subordinated aggregate indebtedness outstanding of $13.5 million to CVS, of which $3.5 million may be converted into equity upon consummation of this Offering, depending on the sale price of the Company's Common Stock in this Offering. See "Relationship with CVS and Related Party Transactions -- Financing." As a result of CVS's ownership of Common Stock and its position as a creditor of the Company, various conflicts of interest may arise. See "Principal and Selling Shareholder and Management," "Relationship with CVS and Related Party Transactions" and "Description of Capital Stock."

LIMITED OPERATING HISTORY AS A STAND-ALONE COMPANY

     The Company began operating as a stand-alone public company on November 26, 1996, upon completion of the IPO. The historical financial data reflects periods during which the Company did not operate as an independent company and, accordingly, certain allocations were made in preparing such financial data. The Company is subject to the risks and uncertainties associated with any newly independent company. Prior to the date of the IPO, the Company had access to financial and other support from CVS. Since the IPO, the Company no longer is able to rely on CVS for financial support or benefit from its relationship with CVS to obtain credit or receive favorable terms for the purchase of certain limited goods and services. Prior to the IPO, CVS acted as the guarantor with regard to substantially all of the Company's store leases. CVS will not enter into any additional guarantees of leases on behalf of the Company. As a result, there can be no assurance in the future that store leases will be available, or that the Company will be able to secure leases, on similar terms or in as desirable locations, as those that were available to the Company in the past.

SHARES ELIGIBLE FOR FUTURE SALE

     The Company had 19,267,758 shares of Common Stock outstanding as of May 15, 1997. The 5,250,000 shares of Common Stock sold in the Offering (6,000,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any such shares which may be acquired by an "affiliate" of the Company. The remaining shares of Common Stock held by CVS will be eligible for sale in the public market, either pursuant to a Registration Statement or in compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act. Upon completion of this Offering, CVS will have one remaining "demand" registration right pursuant to the Stockholder Agreement. CVS has publicly announced its intention to reduce its ownership of the Company's Common Stock below 10% of the outstanding shares by the end of 1997. Future sales of the shares of Common Stock held by CVS or other existing shareholders could have an adverse effect on the price of the Common Stock and could impair the Company's ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock is listed on the New York Stock Exchange. The market price of the Common Stock may be subject to significant fluctuations in response to operating results and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of Common Stock offered hereby.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 29, 1997. The table should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                             MARCH 29, 1997
                                                                              (UNAUDITED)
                                                                             (IN THOUSANDS)
                                                                             --------------
    Short-term debt:
      Revolving credit facility............................................     $    720
      Other short-term debt................................................        5,000
                                                                                --------
              Total short-term debt........................................        5,720
                                                                                --------
    Long-term debt:
      Subordinated note....................................................       13,500(1)
                                                                                --------
              Total long-term debt.........................................       13,500
                                                                                --------
              Total debt...................................................       19,220
                                                                                --------
    Shareholders' equity:
      Preferred Stock, $.01 par value; 1,000,000 shares authorized; none
         issued and outstanding............................................           --
      Common Stock, $.01 par value; 60,000,000 shares authorized;
         19,267,758 shares issued and outstanding..........................          193
      Additional paid-in capital...........................................      200,189
      Retained earnings....................................................       49,697
                                                                                --------
              Total shareholders' equity...................................      250,079
                                                                                --------
              Total capitalization.........................................     $269,299
                                                                                ========

---------------
(1) The Company currently has subordinated aggregate indebtedness outstanding of $13.5 million to CVS, of which $3.5 million may be converted into equity upon consummation of this Offering, depending on the sale price of the Company's Common Stock in this Offering. See "Relationship with CVS and Related Party Transactions -- Financing."

                                DIVIDEND POLICY

     The Company has not paid any dividends since the IPO. The Company intends to retain all its earnings for the foreseeable future for use in the operation and expansion of its business. Accordingly, the Company currently has no plans to pay cash dividends on the Common Stock. The payment of any future cash dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors. The Company's payment of cash dividends is prohibited under its Revolving Credit Facility (as defined herein). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the New York Stock Exchange under the symbol "LIN" since November 26, 1996. The following table sets forth the high and low trading prices per share of Common Stock reported on the New York Stock Exchange for the periods indicated.

                                                                      HIGH       LOW
                                                                     ------     ------
        1996
        Fourth Quarter (from November 26, 1996)....................  $19.75     $15.50
        1997
        First Quarter..............................................  $26.00     $17.50
        Second Quarter (through May 14, 1997)......................  $24.88     $18.25

     On May 14, 1997, the last reported sale price of the Common Stock was $23.375. As of May 14, 1997, there were approximately 38 holders of record of the Company's Common Stock.

                     SELECTED FINANCIAL AND OPERATING DATA

     The table below sets forth the selected historical consolidated financial data for the Company. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain allocations were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods and are not necessarily indicative of the Company's future results of operations or financial condition.

     The selected financial data presented below under the captions "Income Statement Data" and "Balance Sheet Data" have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, whose report on the Consolidated Financial Statements as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 is included elsewhere in this Prospectus. The selected financial data as of March 30, 1996 and March 29, 1997 and for the thirteen weeks ended March 30, 1996 and March 29, 1997 have been derived from unaudited consolidated financial statements of the Company which are included elsewhere in this Prospectus and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the operating results and financial position as of and for the unaudited periods. The information presented below under the caption "Selected Operating Data" is unaudited. The selected financial data should be read in conjunction with the consolidated financial statements as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, the related notes and the audit report thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                                                                                          THIRTEEN WEEKS ENDED(1)
                                                             YEAR ENDED DECEMBER 31,                      -----------------------
                                             --------------------------------------------------------     MARCH 30,     MARCH 29,
                                               1992         1993       1994       1995         1996         1996          1997
                                             --------     --------   --------   --------     --------     ---------     ---------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
  Net sales................................  $270,889     $333,178   $440,118   $555,095     $696,107     $138,167      $179,911
  Cost of sales, including buying and
    warehousing costs......................   162,095      199,307    265,721    345,162(2)   426,196       87,669       111,596
                                             --------     --------   --------   --------     --------     ---------     ---------
  Gross profit.............................   108,794      133,871    174,397    209,933(2)   269,911       50,498        68,315
  Selling, general and administrative
    expenses...............................    95,904      112,135    142,155    190,826(2)   239,228       51,509        67,371
  Restructuring and asset impairment
    charge.................................    13,100(3)        --         --     10,974(2)        --           --            --
                                             --------     --------   --------   --------     --------     ---------     ---------
  Operating profit (loss)..................      (210)(3)   21,736     32,242      8,133(2)    30,683       (1,011)          944
  Interest expense, net....................     1,301        1,398      3,170      7,059        4,692        2,082           336
                                             --------     --------   --------   --------     --------     ---------     ---------
  Income (loss) before provision for income
    taxes and cumulative effect of change
    in accounting principle................    (1,511)      20,338     29,072      1,074       25,991       (3,093)          608
  Provision for (benefit from) income
    taxes..................................      (310)       8,619     11,874      1,108       10,952       (1,307)          256
                                             --------     --------   --------   --------     --------     ---------     ---------
  Income (loss) before cumulative effect of
    change in accounting principle.........    (1,201)      11,719     17,198        (34)      15,039       (1,786)          352
  Cumulative effect of change in accounting
    principle, net.........................        --           --         --        178           --           --            --
                                             --------     --------   --------   --------     --------     ---------     ---------
  Net income (loss)........................  $ (1,201)    $ 11,719   $ 17,198   $   (212)    $ 15,039     $ (1,786)     $    352
                                             ========     ========   ========   ========     ========     ========      ========

  Net income (loss) per share..............    $(0.06)       $0.61      $0.89     $(0.01)       $0.78       $(0.09)        $0.02
  Weighted average number of shares
    outstanding............................    19,268       19,268     19,268     19,268       19,286       19,268        19,706
SELECTED OPERATING DATA:
  Number of stores:
    At beginning of period.................       143          144        143        145          155          155           169
    Opened during period...................        22           20         29         28           36            3             1
    Closed during period...................        21           21         27         18           22           10             5
                                             --------     --------   --------   --------     --------     ---------     ---------
    At end of period:
      Traditional stores...................       119           98         71         54           37           46            33
      Superstores..........................        25           45         74        101          132          102           132
                                             --------     --------   --------   --------     --------     ---------     ---------
        Total stores.......................       144          143        145        155          169          148           165
                                             ========     ========   ========   ========     ========     ========      ========
  Total gross square feet of store space
    (000's)(4).............................     1,633        2,078      2,865      3,691        4,727        3,680         4,696
  Net sales per gross square foot(4)(5)....      $185         $187       $190       $178         $171         $175 (6)      $173 (6)
  Increase (decrease) in comparable store
    net sales(7)...........................       7.5%         5.0%       5.4%      (1.5)%        1.1%         1.7 %         5.7 %

                                                                         DECEMBER 31,
                                                     ----------------------------------------------------   MARCH 29,
                                                       1992       1993       1994       1995       1996       1997
                                                     --------   --------   --------   --------   --------   ---------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..................................  $ 34,606   $ 35,143   $ 42,315   $ 68,332   $111,056   $ 113,701
  Total assets.....................................   157,639    196,517    273,167    343,522    423,957     396,879
  Total debt(8)....................................    31,180     44,620     67,452    118,652     13,500      19,220
  Shareholders' equity.............................    65,170     74,340     85,819     76,678    249,727     250,079

---------------
(1) The operating results for the interim periods are not necessarily indicative of the results that may be expected for a full year. The Company's quarters end on the Saturday nearest to the end of the last month of such quarter, except the fourth quarter which ends on December 31.

(2) Reflects certain one-time special charges related to the CVS Strategic Program (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Gross profit and operating profit in 1995 excluding the effect of these charges would have been $218.1 million and $31.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Reflects a $13.1 million realignment charge associated with the anticipated costs of closing 66 traditional stores from 1993 to 1995. This charge includes the write-down of fixed assets, lease settlement costs, severance and inventory liquidation costs. Operating profit in 1992 excluding the effect of this charge would have been $12.9 million.

(4) Store space includes the storage, receiving and office space that generally occupies 10% to 15% of total store space. All numbers provided are for the end of the respective periods.

(5) Net sales per square foot is the result of dividing net sales for the period by the average gross square footage at the beginning of the year and at the end of each interim quarterly and year period.

(6) Amounts for interim periods are calculated based on annual net sales for the 52 weeks ending at the end of such interim period.

(7) New store net sales become comparable in the first full month following 13 full months of operations. Stores that undergo major expansion or that are relocated are not included in the comparable store base. Comparable store net sales include traditional stores and superstores.

(8) As of March 29, 1997, total debt consists of a $13.5 million subordinated note issued to CVS, the balance of short-term debt outstanding of $0.7 million under the Revolving Credit Facility (as defined herein), and $5.0 million of borrowings under uncommitted lines of credit unrelated to the Revolving Credit Facility. See "Relationship with CVS and Related Party Transactions -- Financing."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Linens 'n Things, a leading specialty retailer of home textiles, housewares and home accessories currently operating in 34 states, was founded in 1975 and was operated as a private company until it was acquired by CVS in 1983. The Company was wholly-owned by CVS from 1983 until November 26, 1996, the date of the IPO. As of March 29, 1997, the Company operated 132 superstores averaging approximately 33,000 gross square feet in size and 33 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest superstores range between 35,000 and 40,000 gross square feet in size. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     From its founding in 1975 through the late 1980s, the Company operated traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 108 of the Company's traditional stores through March 29, 1997. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.7 million between January 1991 and March 29, 1997, although its store base only increased 17% from 141 to 165 stores. Over this same period, the Company's net sales increased from $202.1 million for the year ended December 31, 1990 to $737.9 million for the 12 months ended March 29, 1997. In addition, as part of the strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company believes that this shift will positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

     Beginning in the second half of 1995 through the first half of 1996, approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores experienced new competitive intrusions, resulting in a decrease in comparable store net sales at these stores. Typically, store sales begin to recover after one full year of competition. In the second half of 1996 and 1997 to date, these stores impacted by competitive intrusions are trending positive as a group.

     In July 1995, the Company began operations of its 275,000 square foot state-of-the-art distribution center in Greensboro, North Carolina. After the distribution center became fully operational in 1995, the Company's gross margin was negatively affected initially by the following factors: (i) transitional costs associated with the start-up of the distribution center and (ii) higher freight and handling costs incurred given the less than full utilization of the distribution center during its implementation phase. The utilization of the distribution center has resulted in lower average freight costs, more timely control of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center has allowed store associates to redirect their focus to the sales floor, thereby increasing the level of customer service. At the end of 1996 approximately 80% of merchandise was being received at the Company's distribution center, as compared to approximately 20% at the end of 1995.

     In 1992, the Company established a realignment reserve of $13.1 million for the anticipated costs of closing 66 traditional stores between 1993 and 1995.

     In 1994, CVS announced the initiation of a strategic review to increase its sales and profits by examining the mix of its business. The review culminated in the announcement, on October 24, 1995, of a comprehensive strategic program (the "CVS Strategic Program"), which resulted, insofar as it relates to the Company, in the

Company recording a pre-tax charge of $23.4 million in the fourth quarter of 1995. The CVS Strategic Program and related pre-tax charge of $23.4 million, insofar as they relate to the Company, consisted of: (i) restructuring charges of $9.5 million including primarily estimated tenancy costs ($3.8 million) and asset write-offs ($5.0 million) associated with the closing of six unprofitable stores and asset write-offs related to management information systems outsourcing ($0.7 million); (ii) a non-cash asset impairment charge of $1.4 million due to the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") relating to store fixtures and leasehold improvements; and (iii) asset write-offs and other non-cash charges totaling $12.5 million consisting primarily of the write-off of certain non-productive assets, as well as costs associated with the changeover to the Company's new distribution network relating to the opening of the distribution center.

     In 1995, as part of a $9.5 million restructuring charge associated with the CVS Strategic Program, the Company reserved $8.8 million for the anticipated costs of closing six unprofitable stores. The $8.8 million cost, which consisted of the write-off of fixed assets, lease acquisition costs and future lease obligation costs associated with these stores, was higher than the usual such closing costs because the Company elected to close these stores and terminate these leases before their stated lease termination dates. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively. Accordingly, management believes that such actions and costs associated with the CVS Strategic Program will not have a significant impact on the Company's future earnings or cash flows. Cash outflows relating to the lease obligation costs totaling in the aggregate of $3.8 million will continue for the duration of the lease terms. Of the six stores included in the reserve, five were closed in 1996 and one was closed in early 1997.

     The SFAS No. 121 charge related entirely to assets to be held or used as defined in SFAS No. 121. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cash flows.

     All charges relating to asset write-offs were non-cash charges based on recorded net book values and estimated tenancy costs were non-cash charges based on future lease obligations. The reduction in depreciation expense and amortization expense in the future relating to the write-off of fixed assets and lease acquisition costs is not expected to be material to the Company's results of operations.

     Excluding these charges in connection with the CVS Strategic Program, gross profit and operating profit would have been $218.1 million and $31.5 million in 1995, respectively, as compared to $209.9 million and $8.1 million, respectively, reflected in the Company's consolidated statement of operations for such year.

     The Company's policy for costs associated with stores closed in the normal course of business is to charge such costs to current operations, and, accordingly, the Company has not provided for any costs relating to future store closings. In 1997, the Company expects to close approximately 12 to 17 stores (primarily traditional stores), seven of which have been closed as of May 15, 1997. Management anticipates that the aggregate cost to the Company of all store closings during 1997 will be approximately $4.0 to $5.0 million. As a result, these store closing costs will adversely affect the Company's results of operations in the periods in which they are closed. In addition, the Company expects that continuing competitive intrusions in markets where certain of its traditional stores operate will result in lower operating profit for those stores than that previously experienced. The Company's long-term plans are to close most of the remaining traditional stores as opportunities arise.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     The historical financial information presented herein reflects certain periods during which the Company did not operate as an independent company, and accordingly, certain allocations were made in preparing such financial information. Such information may not necessarily reflect the results of operations and financial condition of the Company which would have resulted had the Company been an independent public company during the reporting periods. In addition, operating and financing costs may be higher in future reporting periods for the Company than such costs as reported in the financial information included herein and as a result the

Company's results of operations and financial condition may be adversely affected. See "Risk Factors -- Limited Operating History as a Stand-Alone Company."

     In connection with the IPO, a one-time charge of $1.5 million was recorded in the fourth quarter of 1996 related to the termination of certain executive compensation programs.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128") was issued. SFAS No. 128 simplifies the standards for computing earnings per share and makes the United States standards for computing earnings per share more comparable to international standards. SFAS No. 128 requires the presentation of "basic" earnings per share (which excludes dilution) and "diluted" earnings per share. The Company does not believe the adoption of SFAS No. 128 in fiscal 1997 will have a significant impact on the Company's reported earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of prior period earnings per share presented.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales and percentage change of certain items included in the Company's statements of operations for the periods indicated:

                                                        THIRTEEN WEEKS ENDED                          THIRTEEN
                                                                                   YEAR ENDED           WEEKS
                            YEAR ENDED DECEMBER 31,     --------------------      DECEMBER 31,          ENDED
                           -------------------------    MARCH 30,  MARCH 29,    -----------------     MARCH 29,
                           1994      1995      1996       1996       1997        1995       1996        1997
                           -----     -----     -----    ---------  ---------    ------     ------     ---------
                                                                                 PERCENTAGE CHANGE FROM PRIOR
                                        PERCENTAGE OF NET SALES                   PERIOD INCREASE (DECREASE)
                           -------------------------------------------------    -------------------------------
Net sales................  100.0%    100.0%    100.0%     100.0%     100.0%       26.1%      25.4%         30.2%
Cost of sales, including
  buying and warehousing
  costs..................   60.4      62.2      61.2       63.4       62.0        29.9       23.5          27.3
                           -----     -----     -----      -----      -----      ------     ------         -----
Gross profit.............   39.6      37.8      38.8       36.6       38.0        20.4       28.6          35.3
Selling, general and
  administrative
  expenses...............   32.3      34.3      34.4       37.3       37.5        34.2       25.4          30.8
Restructuring and asset
  impairment charges.....     --       2.0        --         --         --          --     (100.0)           --
                           -----     -----     -----      -----      -----      ------     ------         -----
Operating profit
  (loss).................    7.3       1.5       4.4       (0.7)       0.5       (74.8)        NM            NM
Interest expense, net....    0.7       1.3       0.7        1.5        0.2       122.7      (33.5)        (83.9)
Income (loss) before
  income taxes and
  cumulative effect of
  change in accounting
  principle..............    6.6       0.2       3.7       (2.2)       0.3       (96.3)        NM         119.7
Provision for (benefit
  from) income taxes.....    2.7       0.2       1.5       (0.9)       0.1       (90.7)        NM         119.6
Income (loss) before
  cumulative effect of
  change in accounting
  principle..............    3.9       0.0       2.2       (1.3)       0.2      (101.2)        NM         119.7
Cumulative effect of
  change in accounting
  principle, net.........     --       0.0        --         --         --          --     (100.0)           --
                           -----     -----     -----      -----      -----      ------     ------         -----
Net income (loss)........    3.9%      0.0%      2.2%      (1.3)%      0.2%     (101.2)%       NM         119.7%
                           =====     =====     =====      =====      =====      ======     ======         =====

NM -- Percentage change is not meaningful.

THIRTEEN WEEKS ENDED MARCH 29, 1997 COMPARED TO THIRTEEN WEEKS ENDED MARCH 30, 1996

     During the thirteen weeks ended March 29, 1997, the Company opened one superstore and closed five stores, as compared to opening three superstores and closing ten stores in the thirteen weeks ended March 30, 1996. At March 29, 1997, the Company operated 165 stores, of which 132 were superstores, as compared to 148 stores, of which 102 were superstores, at March 30, 1996. Store square footage increased 28% to 4,696,000 at March 29, 1997 from 3,680,000 at March 30, 1996.

     Net sales increased 30.2% to $179.9 million for the thirteen weeks ended March 29, 1997, compared to $138.2 million for the same period last year, primarily as a result of new store openings since March 30, 1996. Comparable store net sales for the thirteen weeks ended March 29, 1997 increased 7.7% at the Company's superstore locations and 5.7% for the Company as a whole. Traditional store net sales were less than 10% of total net sales during the thirteen weeks ended March 29, 1997, and will continue to represent a declining percentage of total net sales throughout the year as more superstores are opened and traditional stores are closed. The Company's average net sales per superstore were $5.6 million for the fifty-two weeks ended March 29, 1997, up from $5.2 million for the same period in 1996. For the fifty-two weeks ended March 29, 1997 average superstore net sales per square foot increased to $173 from $171 in the prior fifty-two week period. Comparable store net sales increased in key product categories of the Company's business and across all major markets. Net sales for the thirteen weeks ended March 29, 1997 reflect the entire Easter selling season, and a milder winter as compared to the same period in 1996. In 1996 the final week of the Easter selling season fell in the second quarter.

     For the thirteen weeks ended March 29, 1997, while both the "linens" and "things" sides of the business experienced comparable store net sales gains, "things" continued to grow at a faster pace than "linens." For the thirteen weeks ended March 29, 1997, net sales of "things" merchandise increased approximately 45% over the same period in the prior year, while net sales of "linens" merchandise increased approximately 24% for the same period. The increase in net sales of "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

     Gross profit for the thirteen weeks ended March 29, 1997 was $68.3 million, or 38.0% of net sales, compared to $50.5 million, or 36.6% of net sales, in the same period during 1996. The improvements in gross profit were due primarily to lower clearance markdowns, improved margins due to the shift in merchandise mix towards "things" and lower freight costs as a result of increased utilization of the Company's distribution center during the thirteen weeks ended March 29, 1997 compared to the prior year period. Gross margin for both "linens" and "things" merchandise increased consistent with the Company's consolidated results. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for the first thirteen week periods in both 1997 and 1996.

     Selling, general and administrative expenses ("SG&A") for the thirteen weeks ended March 29, 1997 were $67.4 million, or 37.5% of net sales, compared to $51.5 million, or 37.3% of net sales in the corresponding period during 1996. During the thirteen weeks ended March 30, 1996, the Company recorded a $0.5 million insurance recovery gain associated with damages to one of its stores caused by severe winter conditions. Excluding this gain, SG&A as a percentage of net sales would have shown an improvement of 20 basis points (37.5% for the thirteen weeks ended March 29, 1997 compared to 37.7% for the same period in the prior year). This improvement is primarily attributable to the sales volume increasing faster than increases in SG&A during the thirteen weeks ended March 29, 1997 compared to the prior year period (excluding the insurance recovery gain).

     Operating profit for the thirteen weeks ended March 29, 1997 increased to $0.9 million, or 0.5% of net sales, compared to a loss of $1.0 million, or (0.7%) of net sales, during the same period in 1996.

     Net interest expense (including commitment fees in connection with the $125 million Revolving Credit Facility) for the thirteen weeks ended March 29, 1997 was $336,000 compared to $2.1 million for the thirteen weeks ended March 30, 1996. The reduction in net interest expense is due to a reduction in net average borrowings, which were $7.9 million in the thirteen weeks ended March 29, 1997 as compared to $145.0 million in the same period in 1996. The reduction in net average borrowings is a result of the capital contributions from CVS of $158.0 million in 1996 prior to the IPO and improved operating performance. See
"-- Liquidity and Capital Resources."

     The Company's income tax expense for the thirteen weeks ended March 29, 1997 was $256,000, as compared to a benefit of $1.3 million during the same period in 1996.

     Net income for the thirteen weeks ended March 29, 1997 increased to $352,000, or $0.02 per share, compared to a net loss of $1.8 million, or ($0.09) per share, during the same period in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     During 1996, the Company opened 36 superstores and closed 22 stores, as compared to opening 28 superstores and closing 18 stores in 1995. At December 31, 1996, the Company operated 169 stores, of which 132 were superstores, as compared to 155 stores, of which 101 were superstores, at December 31, 1995. Net sales for 1996 were $696.1 million, an increase of 25.4% over 1995 sales of $555.1 million, primarily as a result of new store openings. Comparable store net sales in 1996 increased 1.1% compared to a decrease of 1.5% in 1995. During the first half of 1996, the Company's comparable store net sales decreased below the same period in 1995 by 2.7% due primarily to increased competitive intrusions at approximately 40% of the Company's superstores in existing markets. These competitive intrusions commenced primarily in mid-1995. However, for the second half of 1996, comparable store net sales increased 4.1% as a result of a strong back-to-school and holiday selling season, as well as the diminishing effect of the prior year's competitive intrusions.

     In 1996, the Company's average net sales per superstore increased slightly to $5.5 million from $5.4 million in 1995, while average net sales per traditional store remained flat at $1.7 million. For 1996 average superstore net sales per square foot decreased to $171 from $178 and average traditional store net sales per square foot remained flat at $177 per square foot. The decrease in average superstore net sales per square foot is due to the relative immaturity of the 36 superstores opened in 1996, 18 of which were opened in the fourth quarter. In 1996, net sales of "things" merchandise increased approximately 36% over the prior year, while net sales of "linens" merchandise increased approximately 20% for the same period. The increase in "things" merchandise primarily resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

     Gross profit for 1996 was $269.9 million, or 38.8% of net sales, as compared to $209.9 million, or 37.8% of net sales, in 1995. Excluding charges related to the CVS Strategic Program (discussed in the Notes to Consolidated Financial Statements), gross profit in 1995 would have been $218.1 million or 39.3% of net sales. This decrease as a percentage of net sales resulted from higher clearance markdowns during the spring associated with the closing of traditional stores partially offset by reduced freight expenses as a percentage of net sales. See Note 4 of Notes to Consolidated Financial Statements.

     Excluding charges related to the CVS Strategic Program recorded in 1995, the Company's average superstore gross margin in 1996 was 39.8% as compared to 39.7% in 1995 and average traditional store gross margin was 34.5% as compared to 37.8% in the prior year. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each period, accounting for a higher gross margin in the superstores, which have a higher mix of "things" versus "linens" as compared to the traditional stores. The decline in gross margin in the traditional stores was due primarily to higher markdowns associated with closing stores.

     SG&A for 1996 were $239.2 million or 34.4% of net sales, as compared to $190.8 million, or 34.3% of net sales in 1995. This increase as a percentage of net sales resulted from a one-time charge of $1.5 million relating to certain employee benefit costs associated with the IPO.

     Operating profit for 1996 increased to $30.7 million or 4.4% of net sales, from $8.1 million, or 1.5% of net sales, during 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's operating profit in 1995 would have been $31.5 million or 5.7% of net sales.

     Net interest expense in 1996 decreased 33.5% to $4.7 million, or 0.7% of net sales, from $7.1 million, or 1.3% of net sales, during 1995. This decrease was due primarily to $158.0 million in capital contributions from CVS in 1996 which were used to repay the Company's intercompany debt to CVS.

     The Company's income tax expense for 1996 was $11.0 million, as compared to $1.1 million during 1995. The Company's effective tax rate in 1996 was 42.1%, as compared to 103.2% in 1995, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact in 1995, as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     Net income for 1996 was $15.0 million, or 2.2% of net sales, as compared to a net loss of $212,000 in 1995. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     During 1995, the Company opened 28 superstores and closed 18 stores, as compared to opening 29 superstores and closing 27 stores in 1994. At the end of 1995, the Company operated 155 stores, of which 101 were superstores, as compared to 145 stores, of which 74 were superstores, at the end of 1994. Net sales increased 26.1% to $555.1 million in 1995, as compared to $440.1 million in 1994, primarily as a result of new store openings. Comparable store net sales in 1995 decreased 1.5% primarily due to new competitive intrusions in existing markets at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores, as well as to a general slowdown in the retail sector during 1995.

     In 1995, the Company's average net sales per superstore increased slightly to $5.4 million from $5.1 million and its average net sales per traditional store decreased slightly to $1.7 million from $1.9 million, during the same period in the prior year. In 1995, average superstore net sales per square foot decreased to $178 from $187 and average traditional store net sales per square foot decreased to $177 from $195 for the same period in the prior year due to factors described in the preceding paragraph. In 1995, net sales of "things" merchandise increased approximately 45% over the same period in the prior year, while net sales of "linens" merchandise increased approximately 19% for the same period. The increase in "things" merchandise resulted from the growth in the number of superstore locations which carry a larger line of "things" products as well as the overall expansion of the product categories in existing stores.

     Gross profit in 1995 was $209.9 million, or 37.8% of net sales, as compared to $174.4 million, or 39.6% of net sales, in 1994. This decrease as a percentage of net sales was primarily due to transitional costs associated with the start-up of the distribution center. Excluding these costs, the Company's gross profit would have been $218.1 million or 39.3% of net sales. The remaining decrease is primarily attributable to higher freight and handling costs incurred given the less than full usage of the distribution center during its implementation phase and the Company's expansion to the western United States.

     In 1995, the Company's average superstore gross margin was 38.2% as compared to 40.2% in 1994, and average traditional store gross margin was 36.3% as compared to 38.7% during the same period in the prior year due to the factors described above. Gross margins for both "linens" and "things" merchandise declined consistent with the Company's consolidated results. The gross margin for "things" merchandise was slightly higher than the gross margin for "linens" merchandise for each such period.

     SG&A in 1995 were $190.8 million, or 34.3% of net sales, as compared to $142.2 million, or 32.3% of net sales, in 1994. This increase as a percentage of net sales was primarily attributable to higher occupancy costs due to a higher proportion of superstores located in prime real estate locations as compared to the prior year and lower fixed expense leverage due to the decrease in comparable store net sales.

     In fourth quarter of 1995, the Company incurred a $11.0 million, or 2.0% of net sales, pre-tax restructuring and asset impairment charge as a result of the CVS Strategic Program. In connection with the CVS Strategic Program, six underperforming stores were identified to be closed in 1996. The net sales and operating losses in 1995 of these six stores aggregated approximately $14.3 million and $1.5 million, respectively.

     Operating profit in 1995 decreased to $8.1 million, or 1.5% of net sales, from $32.2 million, or 7.3% of net sales, in 1994. Excluding charges related to the CVS Strategic Program, operating profit in 1995 would have been $31.5 million, or 5.7% of net sales.

     Net interest expense in 1995 increased 122.7% to $7.1 million, or 1.3% of net sales, from $3.2 million, or 0.7% of net sales, in 1994. This increase is attributable to a higher level of intercompany debt due to CVS in 1995 relating to capital expenditures and working capital increases in support of the Company's store expansion program and capital expenditures in connection with the purchase of material handling equipment for the distribution center. In addition, there was a higher weighted average interest rate of 6.5% in 1995 as compared to 4.9% in 1994.

     The Company's income tax expense in 1995 was $1.1 million, as compared to $11.9 million in 1994. The Company's effective tax rate in 1995 was 103.2%, as compared to 40.8% in 1994, primarily due to the effect of the Company's one-time charges incurred in 1995. Excluding these charges, the Company's effective tax rate would have been 42.3% in 1995. This increase was primarily attributable to a decrease in earnings before taxes, while book to tax permanent differences remained constant.

     Effective October 1, 1995, the Company adopted SFAS No. 121. As a result of this adoption, the Company incurred a charge of $1.4 million in 1995.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The impact on 1995 as a result of this change exclusive of the cumulative effect of $0.3 million (before income tax effect) was to reduce net income by $0.2 million.

     The Company incurred a net loss of $212,000 in 1995, as compared to net income of $17.2 million, or 3.9% of net sales, in 1994. Excluding one-time charges relating to the CVS Strategic Program, the Company's net income would have been $14.1 million, or 2.5% of net sales, in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital requirements have been used primarily for capital investment in new stores, new store inventory purchases and seasonal working capital. The capital requirements and working capital needs have been funded through a combination of internally generated cash from operations, credit extended by suppliers and borrowings from CVS.

     Net cash used in operating activities for the first quarter of 1997 was $14.0 million compared to $21.0 million for the same period last year. The decrease in cash used during the first quarter of 1997 was due to a $2.1 million increase in profitability and only a slight increase in inventory due to an improved inventory turnover rate compared to the first quarter of 1996. The decrease was also due to a smaller reduction in current liabilities caused by the timing of vendor payments.

     Net cash provided from operating activities in 1996 was $20.2 million, as compared to net cash used of $12.1 million in 1995. The operating cash provided in 1996 was primarily due to improved inventory management which resulted in a reduction of inventory on a per square foot basis. The improved management of inventory was the result of efficiencies achieved from the Company's new distribution center and more conservative inventory purchasing in 1996 as compared to 1995. This was offset in part by a smaller increase in accounts payable caused by the timing of vendor payments. The increase in accrued expenses was due to the timing of advertising and salary and benefit payments.

     Net cash used in investing activities during the first quarter of 1997 was $3.9 million compared to $6.9 million in the same period last year. The decrease from the first quarter of 1996 is associated with the timing of the Company's new store openings. Net cash used in investing activities in 1996 was $46.4 million, as compared to $41.3 million in 1995. This increase was primarily due to higher capital expenditures associated with the Company's store opening program, which was partially offset by lower capital expenditures associated with the distribution center in 1996 as compared to 1995.

     Net cash used in financing activities during the first quarter of 1997 was $6.0 million compared to net cash provided by financing activities of $27.9 million for the same period last year. Net cash used during the first quarter of 1997 was primarily the result of the timing of the settlement of vendor payments offset by borrowings of $5.7 million. Net cash provided during the first quarter of 1996 was primarily the result of CVS's funding of the Company's increased working capital needs.

     Net cash provided by financing activities in 1996 was $48.9 million, as compared to $53.5 million in 1995. Net cash provided by financing activities in 1996 was primarily the result of capital contributions of $158.0 million from CVS, which was used to repay the intercompany debt. In addition, in connection with the IPO, CVS also provided the Company with a four-year $13.5 million subordinated note of which $3.5 million may be converted into equity upon consummation of this Offering, depending on the sale price of the Company's Common Stock in this Offering. See "Relationship with CVS and Related Party Transactions -- Financing." The decrease was attributable to the effect of the timing of the settlement of vendor payments offset by the discontinuance of dividend payments to CVS in 1996.

     The Company has available a $125 million three-year senior revolving credit facility (the "Revolving Credit Facility"). At March 29, 1997, the Company had borrowings of $0.7 million under this facility. The Revolving Credit Facility contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio, as defined in the Revolving Credit Facility. Interest on all borrowings is determined based upon several alternative rates as stipulated in the facility. The average borrowing rate for the quarter ended March 29, 1997 was 5.78%. The facility allows for $10.0 million in borrowings from uncommitted lines unrelated to the Revolving Credit Facility. As of March 29, 1997, the Company had $5.0 million in borrowings under its uncommitted lines of credit. At May 14, 1997, the Company had total borrowings of $10.3 million under the Revolving Credit Facility and $8.0 million under its uncommitted lines of credit. Management believes that the Company's cash flow from operations and the Revolving Credit Facility will be sufficient to fund anticipated capital expenditures and working capital requirements for at least the next three years. The Company is in compliance with all terms and conditions of the credit facility.

INFLATION

     The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

SEASONALITY AND QUARTERLY RESULTS

     The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and substantially all of its net income for the year during the third and fourth quarters, with a majority of net sales and net income for such quarters realized in the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

     The following table sets forth certain unaudited financial information for the Company in each quarter during 1995 and 1996 and the first quarter of 1997. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown. See "Risk Factors -- Seasonality and Quarterly Fluctuations."

                               QUARTERLY RESULTS
                             (DOLLARS IN THOUSANDS)

                               FIRST         SECOND        THIRD         FOURTH
1995                          QUARTER       QUARTER       QUARTER       QUARTER         YEAR
-------------------------     --------      --------      --------      --------      --------
Net sales................     $115,298      $124,290      $138,050      $177,457      $555,095
Gross profit.............       42,787        47,896        54,666        64,584(1)    209,933
Operating profit
  (loss).................        2,890         4,667         6,432        (5,856)(1)     8,133
Net income (loss)........          682         1,644         2,599        (5,137)(1)      (212)
Percentage increase
  (decrease) in
  comparable store net
  sales..................          1.4%          4.7%         (6.6)%(2)     (3.3)%(2)     (1.5)%(2)
Total stores (end of
  period)................          139           142           146           155           155

                               FIRST         SECOND        THIRD         FOURTH
1996                          QUARTER       QUARTER       QUARTER       QUARTER         YEAR
-------------------------     --------      --------      --------      --------      --------
Net sales................     $138,167(2)   $147,649(2)   $180,438      $229,853      $696,107
Gross profit.............       50,498        56,252        69,159        94,002       269,911
Operating profit
  (loss).................       (1,011)        1,026         9,279        21,389        30,683
Net income (loss)........       (1,786)         (411)        4,966        12,270        15,039
Percentage increase
  (decrease) in
  comparable store net
  sales..................          1.7%(2)      (6.7)%(2)      2.9%          1.7%          1.1%
Total stores (end of
  period)................          148           155           156           169           169
                               FIRST
1997                          QUARTER
-------------------------     --------
Net sales................     $179,911
Gross profit.............       68,315
Operating profit.........          944
Net income...............          352
Percentage increase in
  comparable store net
  sales..................          5.7%
Total stores (end of
  period)................          165

---------------

(1) Excluding the CVS Strategic Program, gross profit, operating profit and net income in the fourth quarter of 1995 would have been $72.8 million, $17.5 million and $9.0 million, respectively.

(2) Comparable store net sales were negatively affected primarily due to new competitive intrusions in existing markets at approximately 40% of the Company's superstores included in the comparable store base which previously had limited competition from other superstores. In addition, the fluctuation between the first and second quarter in 1995 and 1996 is due in part to the inclusion of a smaller portion of the Easter selling season in the first quarter of 1996, as compared to in the first quarter of 1995.

                                    BUSINESS

GENERAL

     Linens 'n Things is one of the leading, national large format retailers of home textiles, housewares and home accessories operating in 34 states. According to Home Textiles Today, Linens 'n Things was the largest specialty retailer (as measured by sales) in the home linens category in 1995, the most recent year for which such information was published. As of March 29, 1997, the Company operated 132 superstores averaging approximately 33,000 gross square feet in size and 33 smaller traditional stores averaging approximately 10,000 gross square feet in size. The Company's newest stores range between 35,000 and 40,000 gross square feet in size and are located in strip malls or power center locations. The Company's business strategy is to offer a broad assortment of high quality, brand name merchandise at everyday low prices, provide efficient customer service and maintain low operating costs.

     Linens 'n Things' extensive selection of over 25,000 SKUs in its superstores is driven by the Company's commitment to offering a broad and deep assortment of high quality, brand name "linens" (e.g., bedding, towels and pillows) and "things" (e.g., housewares and home accessories) merchandise. Brand names sold by the Company include Wamsutta, Cannon, Laura Ashley, Martex, Waverly, Royal Velvet, Braun, Krups, Calphalon and Henckels. The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of sales in 1996) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company's merchandise offering is coupled with a "won't be undersold" everyday low pricing strategy with price points substantially below regular department store prices and comparable with or below department store sale prices.

     From its founding in 1975 through the late 1980's, the Company operated traditional stores ranging between 7,500 and 10,000 gross square feet in size. Beginning in 1990, the Company introduced its superstore format which has evolved from 20,000 gross square feet in size to its current size of 35,000 to 40,000 gross square feet, offering a broad merchandise assortment in a more visually appealing, customer friendly format. The Company's introduction of superstores has resulted in the closing or relocation of 108 of the Company's traditional stores through March 29, 1997. As a result of superstore openings and traditional store closings, the Company's gross square footage more than tripled from 1.2 million to 4.7 million between January 1991 and March 29, 1997, although its store base only increased 17% from 141 to 165 stores during this period. The Company's net sales have increased from $202.1 million for the year ended December 31, 1990 to $737.9 million for the 12 months ended March 29, 1997. As part of this strategy, the Company instituted centralized management and operating programs and invested significant capital in its distribution and management information systems infrastructure in order to control operating expenses as the Company grows. In addition, as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of net sales in 1991 to 35% in 1996.

BUSINESS STRATEGY

     The Company's business strategy is to offer a broad assortment of high quality, brand name products at everyday low prices, provide efficient customer service and maintain low operating costs. Key elements of the Company's business strategy are as follows:

     Offer a Broad Assortment of Quality Name Brands at Everyday Low
Prices. Linens 'n Things' merchandising strategy is to offer the largest breadth of selection in high quality, brand name fashion home textiles, housewares and home accessories at everyday low prices. The Company offers over 25,000 SKUs in its superstores across six departments, including bath, home accessories, housewares, storage, top of the bed and window treatments. The Company continues to explore opportunities to increase sales in its "things" merchandise while maintaining the strength of its "linens" portion of the business. The Company's long-term goal is to increase the sales of the "things" merchandise to approximately 50% of net sales. See "-- Growth
Strategy -- Increase Productivity of Existing Store Base." The Company is one of the largest retailers of brand names, including Wamsutta, Laura

Ashley, Martex, Waverly, Royal Velvet, Braun, Krups and Calphalon. The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of sales in 1996) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company believes its prices are typically well below the non-sale prices offered by department stores and are comparable to or slightly below the sale prices offered by such stores. In addition, the Company maintains a "won't be undersold" approach which guarantees its customers prices as low as those offered by any of its competitors.

     Provide Efficient Customer Service and Shopping Convenience. To enhance customer satisfaction and loyalty, Linens 'n Things strives to provide prompt, knowledgeable sales assistance and enthusiastic customer service. Linens 'n Things emphasizes competitive wages, training and personnel development in order to attract and retain well-qualified, highly motivated employees committed to providing efficient customer service. Linens 'n Things also endeavors to provide more knowledgeable sales associates by providing training through various programs which include management training, daily sales associate meetings and vendor product support seminars. In addition, the Company has taken initiatives to enhance the speed of its customer service, including installing satellite transmission for credit card authorizations and upgrading its current point-of-sale ("POS") system. The customer's experience is also enhanced by the availability of sales associates who, since the transfer of inventory and receiving responsibilities from the stores to the distribution center, have redirected their focus from the backroom to the selling floor. The Company's superstore format is designed to save the customer time by having inventory visible and accessible on the selling floor for immediate purchase. A number of the superstores have additional in-store customer services, such as same day monogramming, and the Company is currently implementing a bridal registry service in all of its stores, which it expects will be completed in 1997. The Company believes its knowledgeable sales staff and efficient customer service, together with the Company's liberal return policy, create a positive shopping experience which engenders customer loyalty.

     Maintain Low Operating Costs. A cornerstone of the Company's business strategy is its commitment to maintaining low operating costs. In addition to savings realized through sales volume efficiencies, operational efficiencies are expected to be achieved through the streamlining of the Company's centralized merchandising structure, the use of integrated management information systems and the utilization of the distribution center. The Company believes that its significant investment in the technology of its management information systems and in its distribution center will allow the Company to grow without requiring significant additional capital contributions to its infrastructure through 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company is able to limit its advertising expenses by relying upon an everyday low price strategy which reduces the Company's need to advertise sales.

GROWTH STRATEGY

     NEW SUPERSTORE EXPANSION. The Company's expansion strategy is to increase market share in existing markets and to penetrate new markets in which the Company believes it can become a leading operator of home furnishings superstores. Management believes that the new markets will be primarily located in the western region of the United States. In addition, the Company may in the future explore opportunities to expand abroad. The Company believes that it is well-positioned to take advantage of the continued market share gain by the superstore chains in the home furnishings sector. The Company believes there is an opportunity to more than triple the number of its current prototype superstores across the country, providing the Company with significant growth opportunities to profitably enter new markets, as well as backfill in existing markets. In 1997, the Company plans to open 20 to 25 new superstores, of which four were opened as of May 15, 1997, and close approximately 12 to 17 stores (primarily traditional stores), of which seven were closed as of May 15, 1997. In 1998, the Company plans to open 25 to 30 new superstores and close 10 to 15 stores (primarily traditional stores). As of March 29, 1997, the Company operated 132 superstores, representing 80% of its total stores, and 33 traditional stores. The Company's long-term plans include closing most of the remaining traditional stores as opportunities arise.

     The following table sets forth information concerning the Company's expansion program during the most recent five years and the first quarter of 1997:

                                                                       SQUARE FOOTAGE
                                                                       (IN THOUSANDS)       STORE COUNT
                                                                      ----------------    ----------------
                                                                      BEGIN      END      BEGIN      END
                   PERIOD                     OPENINGS    CLOSINGS    PERIOD    PERIOD    PERIOD    PERIOD
--------------------------------------------  --------    --------    ------    ------    ------    ------
1992........................................     22          21        1,350     1,633      143       144
1993........................................     20          21        1,633     2,078      144       143
1994........................................     29          27        2,078     2,865      143       145
1995........................................     28          18        2,865     3,691      145       155
1996........................................     36          22        3,691     4,727      155       169
1997 (1st Quarter)..........................      1           5        4,727     4,696      169       165

     Linens 'n Things focuses on opening new superstores in metropolitan areas where it believes it can become a leading retailer of home-related products. The Company's goal is to enter two to three new markets a year through its expansion efforts. Markets for new superstores are selected on the basis of demographic factors, such as income, population and number of households. Linens 'n Things focuses its site locations on prime locations within trading areas of 200,000 persons within a ten-mile radius and demographic characteristics that match the Company's target profile. The Company's stores are located predominantly in power strip centers and, to a lesser extent, in malls and as stand-alone stores.

     The Company currently operates all of its superstores on an operating lease basis. Based upon the Company's prior experience, the Company estimates that the net cost of opening a superstore 35,000 to 40,000 gross square feet in size is $2.0 to $2.4 million. This amount includes $0.9 to $1.1 million of inventory (net of vendor payables), $0.9 to $1.1 million for leasehold improvements and fixtures and $225,000 to $250,000 for pre-opening expenses, which are expensed as incurred. Based on historical performance, new stores are typically profitable within their first full year of operations. Management estimates that the aggregate cost of its planned store closings will be approximately $4.0 to $5.0 million in 1997, and approximately $3.0 to $4.0 million in 1998. The Company believes that its current management infrastructure and management information systems, together with its new distribution center, are capable of supporting planned expansion through 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     INCREASE PRODUCTIVITY OF EXISTING STORE BASE. The Company is committed to increasing its net sales per square foot, inventory turnover ratio and return on invested capital. The Company believes the following initiatives will allow it to achieve these goals:

     Enhance Merchandise Mix and Presentation. The Company continues to explore opportunities to increase sales of "things" merchandise without sacrificing market share or customer image in the "linens" side of the business. The Company's long-term goal is to increase the sales of the "things" merchandise to approximately 50% of net sales as part of its strategic initiative to capitalize on customer demand for one-stop shopping destinations. The Company expects this shift to positively impact net sales per square foot and inventory turnover since "things" merchandise tends to be more impulse driven merchandise as compared to the "linens" portion of the business and therefore increases the average sale per customer. In addition, sales of "things" merchandise typically result in higher margins than "linens" products. The Company plans on regularly introducing new products which it expects will increase sales and generate additional customer traffic.

     In addition, the Company intends to continue improving its merchandising presentation techniques, space planning and store layout to further improve the productivity of its existing and future superstore locations. The Company periodically restyles its stores to incorporate new offerings and realign its store space with its growth segments. The Company expects that the addition of in-store customer services, such as the bridal registry service, will further improve its store productivity.

     Increase Operating Efficiencies. As part of its strategy to increase operating efficiencies, the Company has invested significant capital in building a centralized infrastructure, including a distribution center and a management information system, which it believes will allow it to maintain low operating costs as it pursues its superstore expansion strategy. In July 1995, the Company began full operations of its 275,000 square foot distribution center in Greensboro, North Carolina. By the end of 1996, approximately 80% of merchandise was being received at the distribution center, as compared to approximately 20% at the end of 1995. The utilization of the distribution center has resulted in lower average freight costs, more efficient scheduling of inventory shipments to the stores, improved inventory turnover, better in-stock positions and improved information flow. The Company believes that the transfer of inventory receiving responsibilities from the stores to the distribution center allows store sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The warehouse portion of the distribution center provides the Company flexibility to manage safety stock and take advantage of opportunistic purchases. The Company's ability to effectively manage its inventory is also enhanced by a centralized merchandising management team and its MIS system which allows the Company to more accurately monitor and better balance inventory levels and improve in-stock positions in its stores.

INDUSTRY

     According to U.S. Department of Commerce data, total industry sales of products sold in the Company's stores, which primarily includes home textiles, housewares and decorative furnishings categories, were estimated to be over $60 billion in 1995 (the last year for which such information is currently available). The market for home furnishings is fragmented and highly competitive. Specialty superstores are the fastest growing channel of distribution in this market. In 1995, the three largest specialty superstore retailers of fashion home textiles (including the Company) had aggregate sales of approximately $1.4 billion, representing less than 3% of the industry's total unit sales.

     The Company competes with many different types of retailers that sell many or most of the items sold by the Company, including department stores, mass merchandisers, specialty retail stores and other retailers. Linens 'n Things generally classifies its competition within one of the following categories:

     Department Stores. This category includes national and regional department stores such as J.C. Penney Company Inc., Sears, Roebuck and Co., Dillard Department Stores, Inc. and the department store chains operated by Federated Department Stores, Inc. and The May Department Store Company. These retailers offer branded merchandise as well as their own private label furnishings in a high service environment. Department stores also offer certain designer merchandise, such as Ralph Lauren, which is not generally distributed through the specialty and mass merchandise distribution channels. In general, the department stores offer a more limited selection of merchandise than the Company. The prices offered by department stores during off-sale periods are significantly higher than those of the Company and during on-sale periods are comparable to or slightly higher than those of the Company.

     Mass Merchandisers. This category includes companies such as Wal-Mart Stores, Inc., the Target Stores division of Dayton Hudson Corporation and Kmart Corporation. Fashion home furnishings represent only a small portion of the total merchandise sales in these stores and reflect a significantly more limited selection with fewer high quality name brands and lower quality merchandise at lower price points than specialty stores or department stores. In addition, these mass merchandisers typically have more limited customer services staffs than the Company.

     Specialty Stores/Retailers. This category includes large format home furnishings retailers most similar to Linens 'n Things, including Bed Bath & Beyond Inc., Home Place and Strouds, Inc. and smaller niche retailers such as Crate & Barrel, Lechters, Inc. and Williams-Sonoma, Inc. The Company estimates that large format stores range in size from approximately 30,000 to 50,000 gross square feet and offer a home furnishings merchandise selection of approximately 20,000 to 30,000 SKUs. The Company believes that these retailers have similar pricing on comparable brand name merchandise and that they compete by attempting to develop loyal customers and increase customer traffic by providing a single outlet to satisfy all the customer's household needs. The niche retailers are typically smaller in size than the large format superstores and offer a highly focused and broad assortment within a specific niche. The prices offered by niche retailers are often higher than the large format superstores and most do not maintain an everyday low price strategy.

     Other Retailers. This category includes mail order retailers, such as Spiegel Inc. and Domestications, off-price retailers, such as the T.J. Maxx and Marshall's divisions of the TJX Companies, Inc. and local "mom and pop" retail stores. Both mail order retailers and smaller local retailers generally offer a more limited selection of brand name merchandise at prices which tend to be higher than those of the Company. Off-price retailers typically offer close-out or out of season brand name merchandise at competitive prices.

MERCHANDISING

     The Company offers quality home textiles, housewares and home accessories at everyday low prices. The Company's strategy consists of a commitment to offer a breadth and depth of selection and to create merchandise presentation that makes it easy to shop in a visually pleasing environment. The stores feature a "racetrack" layout, enabling the customer to visualize and purchase fully coordinated and accessorized ensembles. Seasonal merchandise is featured at the front of every store to create variety and excitement and to capitalize on key selling seasons including back-to-school and holiday events.

     The Company's extensive merchandise offering of over 25,000 SKUs enables its customers to select from a wide assortment of styles, brands, colors and designs within each of the Company's major product lines. The Company is committed to maintaining a consistent in-stock inventory position. This presentation of merchandise enhances the customer's impression of a dominant assortment of merchandise in an easy to shop environment. The Company's broad and deep merchandise offering is coupled with everyday low prices that are substantially below regular department store prices and comparable with or slightly below department store sale prices. The Company has adopted a "won't be undersold" approach and believes that the uniform application of its everyday low price policy is essential to maintaining the integrity of this policy. This is an important factor in establishing its reputation as a price leader and in helping to build customer loyalty. In addition, the Company offers on a regular basis "special" purchases which it obtains primarily through opportunistic purchasing to enhance its high value perception among its customers.

     The Company also sells an increasing amount of merchandise under its own private label (approximately 10% of net sales in 1996) which is designed to supplement the Company's offering of brand name products by offering high quality merchandise at value prices. The Company believes its private label program will continue to enhance customer awareness of its superstores and provides a distinct competitive advantage. Merchandise directly imported represented approximately 5% of net sales in 1996.

     Merchandise and sample brands offered in each major department are highlighted below:

     DEPARTMENT                    ITEMS SOLD                          SAMPLE BRANDS
--------------------  ------------------------------------  ------------------------------------
Bath                  Towels, shower curtains, waste        Fieldcrest, Martex, Royal Velvet and
                      baskets, hampers, bathroom rugs and   Springmaid.
                      wall hardware.
Home Accessories      Decorative pillows, napkins,          Dakotah, Waverly and Laura Ashley.
                      tablecloths, placemats, lamps,
                      gifts, picture frames and framed
                      art.
Housewares            Cookware, cutlery, kitchen gadgets,   Braun, Krups, Calphalon, Henckels,
                      small electric appliances (such as    Mikasa, Circulon, Farberware, Black
                      blenders and coffee grinders),        & Decker, Kitchen Aid, Copco and
                      dinnerware, flatware and glassware.   International Silver.
Storage               Closet-related items (such as         Rubbermaid and Closetmaid.
                      hangers, organizers and shoe racks).
Top of the Bed        Sheets, comforters, comforter         Wamsutta, Laura Ashley, Revman,
                      covers, bedspreads, bed pillows,      Croscill, Fieldcrest, Springmaid,
                      blankets and mattress pads.           Royal Sateen and Beautyrest.
Window Treatment      Curtains, valances and window         Croscill, Graber, Bali, Waverly and
                      hardware.                             Laura Ashley.

     As part of a strategic effort to capitalize on consumer demand for one-stop shopping destinations, the Company has balanced its merchandise mix from being driven primarily by the "linens" side of its business to a fuller assortment of "linens" and "things." The Company estimates that the "things" side of its business has increased from less than 10% of its net sales in 1991 to 35% in 1996. The Company continues to explore opportunities to increase sales of "things" merchandise while maintaining the strength of its "linens" side of the business. The Company's long-term goal is to increase the sales of "things" merchandise to approximately 50% of net sales. See "-- Growth
Strategy -- Increase Productivity of Existing Store Base."

     The Company's "racetrack" layout allows customers to easily shop between corresponding departments and stimulates impulse sales by encouraging the customers to shop the entire store. The Company also believes its stores allow customers to locate products easily and reinforce the customer's perception of an extensive merchandise selection. In addition, the Company actively works with vendors to improve the customers' in-store experience through designing displays, unique packaging and product information signs that optimally showcase its product offering and by training associates in product education in order to maximize service to the customer.

CUSTOMER SERVICE

     Linens 'n Things treats every customer as a guest. The Company's philosophy supports enhancing the guest's entire shopping experience and believes that all elements of service differentiate it from the competition. To facilitate the ease of shopping, the assisted self service culture is complemented by trained department specialists, zoned floor coverage, product information displays and videos, self demonstrations and vendor supported training seminars. This philosophy is designed to encourage guest loyalty as well as continually develop knowledgeable Company associates. A number of the superstores have in-store services, such as monogramming, and the Company is currently implementing a bridal registry service in most of its stores. The entire store team is hired and trained to be highly visible in order to assist guests with their selections. The ability to assist guests has been enhanced by the transfer of inventory receiving responsibilities from the stores, allowing sales associates to focus on the sales floor. Enhanced management systems which provide efficient customer service and liberal return procedures are geared toward making each guest's final impression of visiting a store a convenient, efficient and pleasant experience.

ADVERTISING

     Advertising programs are focused on building and strengthening the Linens 'n Things superstore concept and image. Because of the Company's commitment to everyday low prices, advertising vehicles are aggressively used in positioning the Company among new and existing customers by communicating price, value and breadth and depth of selection, with a "won't be undersold" approach. The Company focuses its advertising programs during key selling seasons such as back-to-school and holidays.

     The Company primarily uses full color inserts in newspapers to reach its customers. In addition, the Company periodically advertises on television and radio during peak seasonal periods or promotional events. Grand opening promotional events are used to support new stores, with more emphasis placed on those located in new markets. The Company's marketing programs are targeted at its primary customer base of women, age 35-55, with household income greater than $50,000.

STORES

     The Company's 165 stores are located in 34 states, principally in suburban areas of medium and large sized cities. Store locations are targeted primarily for power strip centers and mall-proximate sites in densely populated areas within trading areas of 200,000 persons within a ten-mile radius.

     The Company's superstores range in size from 19,000 to 50,000 gross square feet, but are predominantly between 35,000 and 40,000 gross square feet in size. The Company's traditional stores range in size from 7,500 to 10,000 gross square feet. In both superstores and traditional stores, approximately 85% to 90% of store space is used for selling areas and the balance for storage, receiving and office space.

     For a list of store locations as of March 29, 1997, see the inside front cover of this Prospectus.

PURCHASING AND SUPPLIERS

     The Company maintains its own central buying staff, comprised of one Senior Vice President, two Vice Presidents and twelve Buyers. The merchandising mix for each store is selected by the central buying staff in consultation with district store managers. The Company purchases its merchandise from over 1,000 suppliers. Springs Industries, Inc., through its various operating companies, supplied approximately 13% of the Company's total purchases in 1996. In 1996, the Company purchased a significant number of products from other key suppliers. See "Risk Factors -- Reliance on Key Vendors." Due to its breadth of selection, the Company is often one of the largest customers for certain of its vendors. The Company believes that this buying power and its ability to make centralized purchases generally allows it to acquire products at favorable terms. In addition, the Company has established programs with certain vendors that allow merchandise to be shipped floor-ready and pre-ticketed with the Company's price labels, increasing overall operating efficiency. In 1996, approximately 95% of the Company's merchandise was purchased in the United States.

DISTRIBUTION

     In 1995, the Company began full operations of its 275,000 square foot state-of-the-art distribution center in Greensboro, North Carolina. The system that supports this facility was designed to use the latest electronic data interchange ("EDI") capabilities to optimize allocation of products to the locations that achieve the highest sales and inventory productivity potential. The utilization of the centralized distribution center has resulted in lower average freight expense, more timely control of inventory shipment to stores, improved inventory turnover, better in-stock positions and improved information flow. In addition, the transfer of inventory receiving responsibilities from the stores to the distribution center allows the sales associates to redirect their focus to the sales floor, thereby increasing the level of customer service. The Company believes strong distribution support for its stores is a critical element to its growth strategy and is central to its ability to maintain a low cost operating structure.

     The Company manages the distribution process centrally from its corporate headquarters. Purchase orders issued by Linens 'n Things are electronically transmitted to the majority of its suppliers. At the end of 1996, approximately 80% of total inventory was being received through the distribution center. The balance of the Company's merchandise is directly shipped to individual stores. The Company plans to continue efforts to ship as much merchandise through the distribution center as possible to ensure all benefits of the Company's logistics strategy are fully leveraged. Continued growth will also facilitate new uses of EDI technologies between Linens 'n Things and its suppliers to exploit the most productive and beneficial use of its assets and resources.

     Management estimates that the distribution center can support the Company's growth through the end of 1998. As the Company continues to open more superstores in the western United States, another distribution center may be desirable to support the further growth of the Company. Such a distribution center would further increase freight savings and reduce transit time to the western stores. In order to realize greater efficiency, the Company uses third party delivery services to ship its merchandise from the distribution center to its stores.

MANAGEMENT INFORMATION SYSTEMS

     Over the last three years, the Company has made significant investment in technology to improve customer service, gain efficiencies and reduce operating costs. Linens 'n Things has installed an IBM AS/400, with a customized management information system, which integrates all major aspects of the Company's business, including sales, distribution, purchasing, inventory control, merchandise planning and replenishment and financial systems. The Company utilizes POS terminals with price look-up capabilities for both inventory and sales transactions on a SKU basis. Information obtained daily by the system results in automatic inventory replenishment in response to specific requirements of each superstore. The upgraded terminals will also enable the store operator to initiate the credit approval process and will have the capability to support the Company's bridal registry service. The Company has further integrated its planning process through a comprehensive EDI system used for substantially all purchase orders, invoices and bills of lading and which, combined with automatic shipping notice technology used in the distribution systems, creates additional efficiencies by capturing data through bar codes thereby reducing clerical errors and inventory shrinkage.

     The Company believes its management information systems have fully integrated the Company's stores, distribution center and home office. The Company continually evaluates and upgrades its management information systems on a regular basis to enhance the quantity, quality and timeliness of information available to management.

STORE MANAGEMENT AND OPERATIONS

     Each superstore is staffed with one General Manager, two to four Merchandise Managers and one Receiving Manager. The operations of each store are supervised by a District Manager who generally supervises six to ten stores and one of three Zone Vice Presidents. Each Zone Vice President reports to the Senior Vice President of Store Operations.

     The Company places a strong emphasis on its people, their development and opportunity for advancement, particularly at the store level. The Company's commitment to maintaining a high internal promotion rate is best exemplified through the practice of opening each new store with a seasoned management crew, who participate in training at an existing store immediately prior to the new opening. As a result, the vast majority of General Managers opening a new store have significant experience at the Company. Additionally, the structured management training program requires each new associate to learn all facets of the business within the framework of a fully operational store. This program includes, among other things, product knowledge, merchandise presentation, business and sales perspective, employee relations and manpower planning, complemented at the associate level through daily product knowledge seminars and structured register training materials. The Company believes that its policy of promoting from within the Company, as well as the opportunities for advancement generated by its ongoing store expansion program, serve as incentives to attract and retain quality individuals which, the Company believes, results in lower turnover.

     Linens 'n Things stores are open seven days a week, generally from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, unless affected by local laws.

EMPLOYEES

     As of March 29, 1997, the Company employed approximately 6,100 people of whom approximately 2,600 were full-time employees and 3,500 were part-time employees. Less than 7% of employees are non-store personnel. None of the Company's employees are represented by unions, and the Company believes that its relationship with its employees is good.

COMPETITION

     The Company believes that although it will continue to face competition from retailers in all four of the categories referred to in "Business -- Industry," its most significant competition is from the large format specialty stores. The home textiles industry is becoming increasingly competitive as several specialty retailers are in the process of expanding into new markets. The visibility of the Company may encourage additional competitors or may encourage existing competitors to imitate the Company's format and methods. If any of the Company's major competitors seek to gain or retain market share by reducing prices, the Company may be required to reduce its prices in order to remain competitive.

     The Company believes that the ability to compete successfully in its markets is determined by several factors, including price, breadth and quality of product selection, in-stock availability of merchandise, effective merchandise presentation, customer service and superior store locations. The Company believes that it is well positioned to compete on the basis of these factors. Nevertheless, there can be no assurance that any or all of the factors that enable the Company to compete favorably will not be adopted by companies having greater financial and other resources than the Company.

PROPERTIES

     The Company currently leases all of its existing stores and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases provide for original lease terms that generally range from 5 to 20 years and certain of the leases provide for renewal options that range from 5 to 15 years at increased rents. Certain of the leases provide for scheduled rent increases (which, in the case of fixed increases, the Company accounts for on a straight line basis over the noncancelable lease term) and certain of the leases provide for contingent rent (based upon store sales exceeding stipulated amounts). CVS remains obligated under its guarantees of the Company's store leases where CVS guaranteed such leases in the past (including extensions and renewals provided for in the terms of such leases at the time such guarantees were furnished, and certain new leases identified in the Stockholder Agreement through the initial lease terms thereof. CVS will not enter into any additional guarantees of leases on behalf of the Company. See "Risk Factors -- Limited Operating History as a Stand-Alone Company."

     The Company owns its 275,000 square foot distribution center in North Carolina. The Company leases its 59,000 square foot corporate office in Clifton, New Jersey.

LEGAL PROCEEDINGS

     There are no material legal proceedings against the Company. The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

TRADE NAMES AND SERVICE MARKS

     The Company uses the "Linens 'n Things" name as a trade name and as a service mark in connection with retail services. The Company has registered the "Linens 'n Things" logo as a service mark with the United States Patent and Trademark Office. Management believes that the name Linens 'n Things is an important element of the Company's business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding the executive officers and directors of the Company:

             NAME                   AGE                           POSITION
------------------------------      ---       ------------------------------------------------
Norman Axelrod................      44        Chairman of the Board, Chief Executive Officer,
                                              President and Director
James M. Tomaszewski..........      48        Senior Vice President, Chief Financial Officer
Steven B. Silverstein.........      37        Senior Vice President, General Merchandise
                                              Manager
Hugh J. Scullin...............      48        Senior Vice President, Store Operations
Stanley P. Goldstein..........      62        Director
Charles C. Conaway............      36        Director
Philip E. Beekman.............      65        Director

     Mr. Axelrod has been Chief Executive Officer and President of the Company since 1988, a Director since September 1996 and Chairman of the Board since January 1997. Prior to joining Linens 'n Things, Mr. Axelrod held various management positions at Bloomingdale's between 1976 to 1988 including: Buyer, Divisional Merchandise Manager, Vice President/Merchandise Manager and Senior Vice President/General Merchandise Manager. Mr. Axelrod earned his B.S. from Lehigh University and his M.B.A. from New York University.

     Mr. Tomaszewski has served as Senior Vice President, Chief Financial Officer since joining Linens 'n Things in 1994. Mr. Tomaszewski began his career with J.L. Hudsons Department Store in Detroit in 1970. In 1982, he was promoted to Vice President Controller of Diamonds Department Store in Tempe, Arizona. In 1985, he joined Filene's Department Store as Vice President, Controller, and later that year he was promoted to Senior Vice President and Chief Financial Officer for Filene's Basement. In 1987, Mr. Tomaszewski joined Lechmere's in Boston as Senior Vice President and Chief Financial Officer. In 1992, he was promoted to Executive Vice President Retail Operations at Lechmere's and elected to Lechmere's Board of Directors. Mr. Tomaszewski has a B.S. in Finance and Economics and an M.B.A. in Finance from Wayne State University.

     Mr. Silverstein joined Linens 'n Things in 1992 as Vice President, General Merchandise Manager. Prior to joining Linens 'n Things, Mr. Silverstein was Merchandise Vice President of Home Textiles at Bloomingdale's from 1985 to 1992. Mr. Silverstein has been Senior Vice President, General Merchandise Manager since 1993. He received his B.A. from Cornell University and his M.B.A. from Wharton Business School.

     Mr. Scullin joined Linens 'n Things in 1989 as Vice President, Store Operations. Mr. Scullin has been Senior Vice President, Store Operations since 1994. From 1978 to 1987, Mr. Scullin held various management positions with The Gap, Inc., including Zone Vice President at both The Gap and Banana Republic from 1984 to 1987. From 1987 to 1989, Mr. Scullin was Vice President of Stores with Alcott and Andrews. Mr. Scullin graduated from St. Joseph's University with a B.S. in Marketing Management.

     Mr. Goldstein has been a Director of the Company since October 1996. Mr. Goldstein is Chairman and Chief Executive Officer of CVS and has served in various capacities at CVS since 1969. He served as President of CVS from January 1987 to January 1994 and as Executive Vice President of CVS from 1984 to December 1986. Prior to that, he served as President of CVS which was a division of Melville Corporation. Mr. Goldstein also serves on the board of NYNEX and Footstar, Inc. Mr. Goldstein received his B.S. from The Wharton School of the University of Pennsylvania.

     Mr. Conaway has been a Director of the Company since September 1996. Mr. Conaway is Executive Vice President and Chief Financial Officer of CVS. Prior to joining CVS, he held the position of Executive Vice President and Chief Operating Officer for Reliable Drug Stores, Inc. Mr. Conaway joined CVS in 1992 as the Senior Vice President, Pharmacy and has held his current positions since 1995. Mr. Conaway holds a B.S. in Accounting from Michigan State University and an M.B.A. from the University of Michigan.

     Mr. Beekman has been a Director of the Company since January 1997. Mr. Beekman is President of Owl Hollow Enterprises, Inc., a consulting and investment company. From 1986 to 1994, he was Chairman of the Board and Chief Executive Officer of Hook SupeRx, Inc., a retail drug store chain. Prior to that he was President and Chief Operating Officer of Seagram Company Limited. Mr. Beekman is also a director of Fisher Scientific International, Inc., Mafco Consolidated Group Inc., General Chemical Group, Inc. and BT Office Products International.

     The Board of Directors currently consists of four members and is divided into three classes approximately equal in size. Directors are generally elected for three-year terms on a staggered term basis, so that the term of office of one class will expire each year and the terms of office of the other classes will extend for additional periods of one and two years, respectively. The Company currently intends to increase the number of directors serving on its Board to six or seven by the end of 1997.

     Pursuant to the Company's Certificate of Incorporation and the Stockholder Agreement, CVS currently has the right to designate two members of the Board of Directors of the Company. Upon completion of the Offering, CVS will have the right to designate one member of the Company's Board of Directors if the Underwriter's over-allotment option is not exercised, and no members if the over-allotment option is exercised in full. The Company may ask current CVS designee directors to continue to serve on the Company's Board of Directors after they are no longer CVS designees. See "Relationship with CVS and Related Party Transactions -- The Stockholder Agreement."

KEY MANAGERS

     The following table sets forth information regarding the key managers of the Company.

                NAME                       AGE                          POSITION
-------------------------------------      ---             -----------------------------------
William T. Giles.....................      37              Vice President, Finance, Controller
Matthew J. Meaney....................      50              Vice President, Management
                                                           Information Systems
Brian D. Silva.......................      40              Vice President, Human Resources
Dominick J. Trapasso.................      43              Vice President, Logistics

     Mr. Giles joined Linens 'n Things in 1991 as Assistant Controller and was promoted to Vice President, Finance, Controller in 1994. From 1981 to 1990, Mr. Giles was with Price Waterhouse. From 1990 to 1991, Mr. Giles held the position of Director of Financial Reporting with Melville Corporation. Mr. Giles is a certified public accountant and member of the American Institute of Certified Public Accountants. He graduated from Alfred University with a B.A. in Accounting and Management.

     Mr. Meaney joined Linens 'n Things in 1991 as Vice President, Management Information Systems. From 1985 to 1991, Mr. Meaney was Vice President of Management Information Services for Laura Ashley, Inc. Mr. Meaney received a B.S. in Economics from St. Peter's College and an M.B.A. in Finance from Seton Hall University.

     Mr. Silva has been Vice President, Human Resources, since joining Linens 'n Things in 1995. Mr. Silva was Assistant Vice President, Human Resources at The Guardian, an insurance and financial services company, from 1986 to 1995. He holds an M.A. in Organizational Development from Columbia University and an M.A. in Human Resources Management from New York Institute of Technology. Mr. Silva received his B.A. from St. John's University.

     Mr. Trapasso has been Vice President, Logistics since joining Linens 'n Things in 1993. From 1979 to 1986, he was employed with John Wanamaker as Director, Warehouse, Distribution. From 1986 to 1993, he was Senior Vice President, Distribution, Transportation at Charming Shoppes, Inc. Mr. Trapasso received his B.A. from New York University.

COMPENSATION OF DIRECTORS

     Directors who are not receiving compensation as officers or employees of the Company or any of its affiliates are paid an annual retainer of $10,000 and a $750 fee for attendance at each meeting of the Board or any committee of the Board. Non-employee directors are also eligible to participate in the 1996 Non-Employee Director Stock Plan (the "1996 Director Plan"). Under the 1996 Director Plan, each non-employee director is entitled to receive an option to purchase 7,000 shares of the Company's Common Stock upon the director's first election to the Board. In addition, each non-employee director is entitled to receive an option to purchase 700 shares of Common Stock on the date of each annual meeting commencing with the 1997 Annual Meeting. The 1996 Director Plan also provides for automatic grants of 700 stock units ("Stock Units") to each non-employee director in 1996 and thereafter on the date of each annual meeting. Each Stock Unit represents the right to receive one share of Common Stock at the end of a specified period. One-half of such Stock Units will be paid six months and a day after the grant date and the other half on the next annual meeting, provided that on such date the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement at or after attaining age 65.

EXECUTIVE COMPENSATION

     The following table sets forth information on compensation earned in fiscal years 1996 and 1995 by the Company's Chairman of the Board, Chief Executive Officer and President and the three other most highly compensated key policy making officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION
                                                                -----------------------------
                                                                           AWARDS
                                                                -----------------------------
                                                                                 NUMBER OF
                                        ANNUAL COMPENSATION      RESTRICTED      SECURITIES
                              FISCAL   ----------------------      STOCK         UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR    SALARY ($)   BONUS ($)   AWARD(S) ($)   OPTIONS/SARS #     COMPENSATION ($)
----------------------------  ------   ----------   ---------   ------------   --------------     ----------------
Norman Axelrod,.............    1996     475,000      65,313       999,353(1)      385,355              3,167(5)
  Chairman of the Board,        1995     455,000           0       750,004(2)       75,069(3)(4)        6,918(6)
  Chief Executive Officer
  and President
James M. Tomaszewski,.......    1996     279,000      27,900       290,438(1)       75,000              1,357(5)
  Senior Vice President,        1995     264,000           0       100,016(2)       17,324(3)(4)        5,373(6)
  Chief Financial Officer
Steven B. Silverstein,......    1996     275,000      27,500       290,438(1)       75,000              3,167(5)
  Senior Vice President,        1995     265,000           0       200,031(2)       23,098(3)(4)        7,069(6)
  General Merchandise
  Manager
Hugh J. Scullin,............    1996     210,000      21,000       174,263(1)       45,000              3,167(5)
  Senior Vice President,        1995     210,000           0             0           6,929(3)(4)        8,519(6)
  Store Operations

---------------
(1) Valuation of the restricted stock awards in the above table is based on the offering price in the IPO of $15.50, net of consideration paid of $0.01 per share. The number and value of the restricted stock holdings at the end of fiscal 1996 for each of the named executives is: Mr. Axelrod, 64,516 shares, $1,265,481; Mr. Tomaszewski 18,750 shares, $367,781; Mr. Silverstein 18,750 shares, $367,781; and Mr. Scullin 11,250 shares, $220,669. The foregoing values are calculated by multiplying the total number of restricted shares by the closing price of the Company's Common Stock on the last day of fiscal 1996, $19.625, net of consideration paid of $0.01 per share. Shares of restricted stock vest 25% on July 1, 1997, July 1, 1998, July 1, 1999 and July 1, 2000. Holders of restricted stock are entitled to receive dividends, if any, on the restricted stock.

(2) Represents CVS restricted stock which was subject to a four year vesting period from the date of grant, April 11, 1995. As of the IPO date Messrs. Tomaszewski and Silverstein elected to surrender 3,091 and 6,182 CVS restricted shares, with a value of $129,822 and $259,644, respectively, (based on the value of CVS common stock on the IPO date of $42.00), for an equivalent number of vested CVS share units payable on November 25, 1999. With respect to Mr. Axelrod, all remaining shares of CVS restricted stock became immediately vested in connection with the IPO and, along with certain stock options and accumulated pension benefits, were terminated and a deferred compensation account was established for him in lieu thereof. See "-- Employment Agreements and Change in Control Agreements."

(3) These options were grants to buy CVS common stock which become exercisable in one-third increments over a three year period, except for Mr. Scullin who received a traditional grant which was fully exercisable one year after the grant date. An additional one-third of the options granted to Messrs. Tomaszewski and Silverstein became fully vested and were exercisable for approximately a 90-day period following the IPO at which time the exercise period expired. In the case of Mr. Scullin, his options were fully exercisable for approximately a 90-day period following the IPO. In the case of Mr. Axelrod, his options are fully exercisable until December 31, 1999. See footnote (1) to table entitled "Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values" for description of option exercises in 1996. Except in the case of Mr. Axelrod, all CVS options have been cancelled following the expiration of the 90-day period after the IPO.

(4) The information shown in the table reflects the spinoff by CVS of Footstar, Inc. in October 1996 which resulted in (i) reducing the exercise price of the options to buy CVS common stock to 86.59% of the original exercise price and increasing the number of securities underlying such options by 15.49%; and (ii) increasing the number of shares of restricted stock by 15.49%.

(5) Represents $3,167, $1,357, $3,167 and $3,167 contributed under the CVS 401(k) Profit Sharing Plan from January through November of 1996 for Messrs. Axelrod, Tomaszewski, Silverstein and Scullin, respectively.

(6) Includes $3,918, $2,373, $4,069 and $5,519 contributed under the CVS 401(k) Profit Sharing Plan for Messrs. Axelrod, Tomaszewski, Silverstein and Scullin, respectively, and shares of CVS common stock with a value of $3,000 contributed under the CVS Employee Stock Ownership Plan for each of the named executives.

     Option Grants in Last Fiscal Year. The table below sets forth certain information concerning stock options granted during 1996 by the Company to the Chief Executive Officer and each of the other named executive officers of the Company. The hypothetical present values on date of grant shown in the last column below for stock options granted in 1996 are presented pursuant to the rules of the Securities and Exchange Commission (the "SEC" or the "Commission") and are calculated under the modified Black-Scholes Model for pricing options. The Company is not aware of any model or formula which will determine with reasonable accuracy a present value for stock options. The actual before-tax amount, if any, realized upon the exercise of stock options will depend upon the excess, if any, of the market price of the Company's Common Stock over the exercise price per share of Common Stock of the stock option at the time the stock option is exercised. There is no assurance that the hypothetical present values of the stock options reflected in this table will be realized. No stock appreciation rights ("SARs") have been granted or are outstanding.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                     INDIVIDUAL GRANTS
                           ---------------------------------------------------------------------
                               NUMBER OF            PERCENT OF                                         GRANT
                               SECURITIES          TOTAL OPTIONS                                       DATE
                           UNDERLYING OPTIONS       GRANTED TO        EXERCISE OR                     PRESENT
                                GRANTED            EMPLOYEES IN       BASE PRICE      EXPIRATION       VALUE
          NAME                   (#)(1)           FISCAL YEAR (2)      ($/SHARE)         DATE         ($)(3)
-------------------------  ------------------     ---------------     -----------     ----------     ---------
Norman Axelrod...........        385,355               38.8%             15.500       11/24/2006     2,512,515
James M. Tomaszewski.....         75,000                7.5%             15.500       11/24/2006       489,000
Steven B. Silverstein....         75,000                7.5%             15.500       11/24/2006       489,000
Hugh J. Scullin..........         45,000                4.5%             15.500       11/24/2006       293,400

---------------
(1) These ten year options were granted under the 1996 Incentive Compensation Plan at fair market value and vest and become exercisable with respect to 25% of the underlying shares on November 25, 1997, 1998, 1999 and 2000.

(2) Options were granted during 1996 to purchase a total of 994,330 shares.

(3) The hypothetical present values on grant date are calculated under the modified Black-Scholes Model, which is a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors in hypothesizing an option's present value. Factors used to value options granted include the stock's expected volatility rate (45%), risk free rate of return (6.0%), dividend yield (0%), projected time of exercise (5 years) and projected risk of forfeiture and non-marketability for the vesting period (5% per annum).

     Option Exercises And Year-End Option Holdings. The following table shows information regarding option exercises during 1996 as well as 1996 year-end option holdings for each of the named executive officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                            VALUE OF UNEXERCISED
                                                                 NUMBER OF SECURITIES           IN-THE-MONEY
                                SHARES                          UNDERLYING UNEXERCISED          OPTIONS/SARS
                              ACQUIRED ON                       OPTIONS/SARS AT FY-END         AT FY-END ($)
                               EXERCISE          VALUE             (#) EXERCISABLE/             EXERCISABLE/
            NAME                  (#)         REALIZED ($)         UNEXERCISABLE(1)           UNEXERCISABLE(1)
----------------------------  -----------     ------------     ------------------------     --------------------
Norman Axelrod..............       0                0                  0/385,355                 0/1,589,589
James M. Tomaszewski........       0                0                   0/75,000                   0/309,375
Steven B. Silverstein.......       0                0                   0/75,000                   0/309,375
Hugh J. Scullin.............       0                0                   0/45,000                   0/185,625

---------------
(1) Each of the named executive officers also received from CVS, prior to the IPO, options to purchase shares of CVS common stock. As of December 31, 1996 the number of exercisable and unexercisable securities underlying such options were as follows: Mr. Axelrod 75,069/0, Mr. Tomaszewski 20,210/0, Mr. Silverstein 25,214/0 and Mr. Scullin 12,705/0. The value of unexercised, in-the-money options as of December 31, 1996, measured against the closing price of CVS common stock of $41.375, for options that were exercisable and for options that were unexercisable, is as follows: Mr. Axelrod $676,562/0, Mr. Tomaszewski $169,025/0, Mr. Silverstein $159,768/0 and Mr. Scullin $30,908/0. Only Mr. Scullin exercised CVS options during 1996, for a realized value of $58,375, by exercising 9,816 options. The information in this footnote reflects the spinoff by CVS of Footstar, Inc. in October 1996, which resulted in reducing the exercise price of the options to buy CVS common stock to 86.59% of the original exercise price and increasing the number of securities underlying such options by 15.49%. None of such options, except those held by Mr. Axelrod, are currently outstanding. See footnote (3) to the Summary Compensation Table.

     Employment Agreements and Change in Control Agreements. The Company has entered into employment agreements with Messrs. Axelrod, Tomaszewski, Silverstein, and Scullin (each referred to in this section individually as an "Employment Agreement" and collectively as the "Employment Agreements"). The following briefly summarizes the principal terms of the Employment Agreements.

     The period of employment under the Employment Agreements extends initially for four years subject to automatic one-year extensions at the end of the initial term unless either party gives notice of non-renewal at least 180 days prior to expiration of the term. The Employment Agreements generally provide for payment of an annual base salary that will be reviewed each year, but may not be decreased from the amount in effect in the previous year. The base salary currently is $505,000, $279,000, $275,000 and $210,000 for Messrs. Axelrod,
Tomaszewski, Silverstein and Scullin, respectively, and there is an annual target bonus opportunity of a minimum of 55% and a maximum of 110% of base salary for Mr. Axelrod and a minimum of 40% and a maximum of 80% of base salary for the other named executive officers. The Employment Agreements also generally provide for (i) continued payment of base salary, incentive compensation, and other benefits for 24 months in the case of Mr. Axelrod and for 12 months in the case of the other named executive officers in the event the executive's employment is terminated other than in connection with the death of the executive, a termination by the Company for "cause" or voluntary termination by the executive without "good reason;" (ii) other restrictive covenants including non-disclosure, non-solicitation of employees and availability for litigation support; (iii) participation in certain benefit plans and programs (including retirement benefits, disability and life insurance, and medical benefits); (iv) annual and long-term incentive compensation opportunities; and (v) deferred compensation arrangements. In the case of Mr. Axelrod, he received from the Company an initial crediting to a deferred compensation account of approximately $2.2 million in lieu of certain accumulated CVS pension benefits, outstanding CVS restricted stock awards and outstanding CVS stock options.

     In the event of a change in control, the Employment Agreements generally provide lump sum severance benefits equal to 2 times (2.99 for Mr. Axelrod) base salary and target bonus and continued participation in certain welfare benefit plans for 24 months (36 months for Mr. Axelrod). In addition, in the case of voluntary termination the Company may elect to pay the executive over a 12 month period an amount equal to annual base salary plus target annual bonus in exchange for the executive's agreement not to compete with the Company for a period of one year. Upon a termination for cause, the executives have agreed not to compete with the Company for a period of one year.

     A "change in control" is defined to include a variety of events, including significant changes in the stock ownership of the Company or a significant subsidiary, certain changes in the Company's Board of Directors, certain mergers and consolidations of the Company or a significant subsidiary, and the sale or disposition of all or substantially all of the consolidated assets of the Company. "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation in the case of Mr. Axelrod or a material breach of the Employment Agreement by the Company. "Cause" is defined generally as a breach of the restrictive covenants referred to in clause (ii) above, certain felony convictions, or willful acts or gross negligence that are materially damaging to the Company.

     If payments under the Employment Agreements following a change in control are subject to the "golden parachute" excise tax, the Company will make an additional "gross-up" payment sufficient to ensure that the net after-tax amount retained by the executive (taking into account all taxes, including those on the gross-up payment) is the same as would have been the case had such excise tax not applied. The Employment Agreements obligate the Company to indemnify the executives to the fullest extent permitted by law, including the advancement of expenses, and, in the case of Mr. Axelrod, provides that the Company generally will reimburse Mr. Axelrod for expenses incurred in seeking enforcement of his Employment Agreement, unless Mr. Axelrod's assertion of such rights is in bad faith or is frivolous.

     Compensation Committee Interlocks and Insider Participation. The Compensation Committee of the Board of Directors is comprised of Mr. Goldstein and Mr. Conaway. Mr. Goldstein is Chairman of the Board, Chief Executive Officer and a Director of CVS and Mr. Conaway is Executive Vice President and Chief Financial Officer of CVS. CVS currently owns approximately 32.5% of the Company's Common Stock.

1996 INCENTIVE COMPENSATION PLAN

     The Company has adopted the 1996 Incentive Compensation Plan (the "1996 ICP"). The Company's Board of Directors believes that attracting and retaining key employees is essential to the Company's growth and success. The 1996 ICP provide for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property ("Awards"). The total number of shares of the Company's Common Stock reserved and available for delivery to participants in connection with Awards is (i) 2,312,132 shares, plus (ii) 12% of the number of shares of Common Stock newly issued by the Company or delivered out of treasury shares during the term of the Plan (excluding any issuance or delivery in connection with Awards, or any other compensation or benefit plan of the Company); provided, however, that the total number of shares of Common Stock with respect to which incentive stock options may be granted is 1,974,944 shares. The Committee administering the 1996 ICP may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and vesting will occur automatically in the case of a "change in control" of the Company except to the extent otherwise determined by the Committee at the date of grant. In addition, the Committee may provide that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any change in control. The Board of Directors may amend, alter, suspend, discontinue, or terminate the 1996 ICP or the Committee's authority to grant Awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if required by law or regulation or under the rules of any stock exchange or automated quotation system on which the shares are then listed or quoted.

                PRINCIPAL AND SELLING SHAREHOLDER AND MANAGEMENT

     The following table and the notes thereto set forth information as of immediately prior to and immediately after completion of the Offering relating to beneficial ownership (as defined in Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock by the Selling Shareholder, by each of the Company's executive officers and directors and by the executive officers and directors as a group. Other than as set forth below, the Company knows of no person, entity or group which owns 5% or more of the Company's Common Stock.

                                                     BENEFICIAL OWNERSHIP      BENEFICIAL OWNERSHIP
                                                        OF COMMON STOCK           OF COMMON STOCK
                                                     PRIOR TO OFFERING(1)        AFTER OFFERING(2)
                                                     ---------------------     ---------------------
                                                       NUMBER                    NUMBER
                                                     OF SHARES     PERCENT     OF SHARES     PERCENT
                                                     ----------    -------     ----------    -------
Selling Shareholder
  Nashua Hollis CVS, Inc.(3).......................   6,267,758      32.5%      1,017,758       5.3%

Executive Officers and Directors
  Norman Axelrod(4)................................      64,816       *            64,816       *
  Philip E. Beekman................................       1,000       *             1,000       *
  Charles C. Conaway...............................           0       0                 0       0
  Stanley P. Goldstein.............................           0       0                 0       0
  James M. Tomaszewski(5)..........................      18,750       *            18,750       *
  Steven B. Silverstein(6).........................      19,750       *            19,750       *
  Hugh J. Scullin(7)...............................      12,950       *            12,950       *
Executive Officers and Directors as a
  Group(3)(4)(5)(6)(7).............................     117,266       *           117,266       *

---------------

 *  Represents less than 1% of the total outstanding Common Stock.

(1) Common Stock is the only class of equity securities of the Company outstanding.

(2) Assuming the Underwriter's over-allotment option is not exercised.

(3) Nashua Hollis CVS, Inc. is an indirect subsidiary of CVS. Nashua Hollis CVS, Inc. is a New Hampshire corporation with offices located at 670 White Plains Road, Suite 210, Scarsdale, New York 10583.

(4) Includes 64,516 shares of restricted stock. Includes 200 shares held by Mr. Axelrod's minor children, as to which shares Mr. Axelrod disclaims beneficial ownership.

(5) Represents 18,750 shares of restricted stock.

(6) Includes 18,750 shares of restricted stock.

(7) Includes 11,250 shares of restricted stock and includes 500 shares as to which shares Mr. Scullin disclaims beneficial ownership held by Mr. Scullin's minor child.

              RELATIONSHIP WITH CVS AND RELATED PARTY TRANSACTIONS

     CVS currently owns approximately 32.5% of the Common Stock of the Company and has the right to designate two members of the Board of Directors of the Company. Upon completion of the Offering CVS will own approximately 5.3% of the Common Stock of the Company and will have the right to designate one member of the Board of Directors of the Company if the Underwriter's over-allotment option is not exercised, and no members if the over-allotment option is exercised in full. See "Management" and "-- The Stockholder Agreement." This section describes certain current arrangements between CVS and the Company.

     The following are summary descriptions of the terms and conditions of the Transitional Services Agreement, Stockholder Agreement, Subordinated Note and Tax Disaffiliation Agreement. The descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of such documents, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Administrative Costs. CVS historically allocated various administrative costs to the Company. Allocations were based on the Company's ratable share of costs incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company in 1996 through the date of the IPO was approximately $900,000. Since the IPO, CVS no longer provides administrative services to the Company, except for the transitional services referred to below.

     Lease Guarantees. CVS guaranteed the leases of certain stores operated by the Company and, prior to the IPO, charged a fee for that service which amounted to approximately $300,000 in 1996. Subsequent to the IPO, CVS no longer charges the Company a fee for this service. Since the IPO, CVS has remained obligated under its guarantees of the Company's store leases where CVS guaranteed such leases in the past (including extensions and renewals provided for in the terms of such leases at the time such guarantees were furnished) and certain new leases identified in the Stockholder Agreement through the initial lease terms thereof. CVS will not enter into any additional guarantees of leases on behalf of the Company. The Company has agreed to indemnify CVS under the Stockholder Agreement for any losses arising in connection with such lease guarantees.

     Transitional Services Agreement. CVS and the Company entered into a transitional services agreement (the "Transitional Services Agreement") effective concurrently with the IPO under which CVS provides or causes to be provided to the Company certain specified services for a transitional period after the IPO. The transitional services to be provided by CVS include check authorization and collection, insurance claims administration and, under certain circumstances, VSAT satellite communications system services (the "Services"). The Transitional Services Agreement provides that the Services will be provided in exchange for fees based on CVS's costs for such Services. The period for which CVS is to provide the Services varies depending on the type of Service, but will not exceed 18 months unless the parties otherwise agree. Pursuant to the Stockholder Agreement, CVS may terminate the provision of any or all of the Services if a person or group acquires Majority Beneficial Ownership of the Company.

     Financing. The weighted average interest rate on borrowings by the Company from CVS for 1996 through the IPO was 6.2%. Concurrently with the IPO, the Company issued $13.5 million of subordinated indebtedness to CVS. The Subordinated Note consisted of a $10 million tranche ("Tranche A") and a $3.5 million tranche ("Tranche B"), each of which is for a four year term at an interest rate of 90-day LIBOR plus the spread that would from time to time be applicable to 90-day LIBOR borrowings under the Company's Revolving Credit Facility. There is no principal amortization prior to maturity. If the net proceeds to CVS of the IPO (which were $188,370,000) plus the net proceeds from any subsequent public or private sales of Common Stock by CVS (including proceeds from the sale of shares offered hereby), together with the market value of the Common Stock of which CVS continues to be the beneficial owner at December 31, 1997 (collectively, the "CVS Value") (i) exceeds $375 million but is less than $400 million, then CVS would be required to reduce by 50% the outstanding principal amount of Tranche A; (ii) exceeds $400 million, then CVS would be required to reduce by 75% the outstanding principal amount of Tranche A; and (iii) exceeds $450 million, then CVS would be required to reduce by 100% the total outstanding principal amount of Tranche A. To the extent that the gross proceeds received by CVS from any public or private sale by CVS of shares of the Company's Common Stock after the IPO (including proceeds from the sale of shares offered hereby) exceeds (such excess, the "Appreciated

Amount") the amount equal to the number of shares sold in such sales (the "Post-IPO Sold Shares") times $16.00 per share, the principal amount of Tranche B is reduced by: (i) 50% of the portion of the Adjusted Proceeds Amount (defined as the Appreciated Amount less transaction expenses attributable to the Appreciated Amount, determined on an after-tax basis at the applicable effective tax rate for CVS) up to $2.00 times the Post-IPO Sold Shares; and (ii) 65% of the remaining portion, if any, of the Adjusted Proceeds Amount (up to a maximum aggregate reduction for Tranche B of $3.5 million). The Company anticipates that the $3.5 million Tranche B indebtedness will be converted into equity upon consummation of this Offering, depending on the sale price of the Company's Common Stock in this Offering, pursuant to the above-described provisions. With the exception of the Subordinated Note, the Company no longer receives financing assistance support from CVS.

     The Stockholder Agreement. The Company and CVS entered into the Stockholder Agreement as of December 2, 1996 in connection with the IPO. The Stockholder Agreement provides that the Company and CVS will indemnify each other against certain liabilities. In addition, pursuant to the Stockholder Agreement no person or group may acquire Majority Beneficial Ownership of the Company unless (i) CVS receives prior written notice that such person or group proposes to acquire Majority Beneficial Ownership and (ii) prior to such acquisition such person or group provides to CVS (unless waived by CVS in writing) a guarantee, in form and substance acceptable to CVS, of the obligations of the Company under the Stockholder Agreement to indemnify CVS in respect of the CVS Lease Guarantees. Upon such person or group acquiring Majority Beneficial Ownership, CVS may terminate the provision of any or all of its services under the Transitional Services Agreement. These provisions regarding acquisition of Majority Beneficial Ownership could limit the ability or willingness of a third party to make an offer to acquire the Company.

     The Stockholder Agreement also provides that, at the request of CVS, the Company will use its best efforts to effect registration under the applicable federal and state securities laws of the shares of the Common Stock held by CVS for sale in accordance with certain specified methods described in the Stockholder Agreement on up to two occasions (one of which includes this Offering), and will take such other action necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Stockholder Agreement. Upon completion of this Offering, CVS will have one customary "demand" registration right remaining under the Stockholder Agreement. CVS will also have the right, which it may exercise from time to time, to include the shares of Common Stock (and any other securities issued in respect of or in exchange for such shares) held by it in certain other registrations of Common Stock initiated by the Company on its own behalf or on behalf of its other shareholders. CVS may transfer certain registration rights to purchasers of the Company's Common Stock from CVS, which transferees may collectively exercise "demand" registration rights on not more than two occasions (which exercise will not diminish CVS's remaining "demand" registration rights). The Company will be responsible for customary registration and related expenses in connection with the exercise of such registration rights, except that CVS will pay one-half of such expenses in connection with each demand registration (including the registration in connection with this Offering) requested by CVS (and the excess of the Company's share of such CVS demand registration expenses over $200,000 in the aggregate). Without the written consent of CVS, the Company may not grant to any person registration rights entitling such person to request that the Company effect, prior to January 1, 1998, a registration of Company securities under the Securities Act of 1933 for the account of such person.

     Terms of the Tax Disaffiliation Agreement. CVS and the Company have entered into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement") that sets forth each party's rights and obligations with respect to payments and refunds, if any, with respect to taxes for periods before and after the IPO and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

     In general, CVS is responsible for filing consolidated federal and consolidated, combined or unitary state income tax returns for periods through the date the IPO was completed, and paying the associated taxes. The Company will reimburse CVS for the portion of such taxes, if any, relating to the Company's businesses, provided, however, that with respect to any combined and unitary state income taxes based in part on allocation percentages, the Company will reimburse CVS for the portion of such taxes attributable to the Company's businesses' contributions to the relevant allocation percentage. The Company will be reimbursed, however, for tax attributes, such as net operating losses and foreign tax credits, when and to the extent that they are used on a consolidated, combined or unitary basis. The Company will be responsible for filing, and paying the taxes associated with, all other tax returns for tax periods (or portions thereof) relating solely to the Company's businesses. CVS, however, will be responsible for preparing all income tax returns to be filed by the Company for tax periods that end on or before the date on which the IPO was completed.

     In general, the Company has agreed to indemnify CVS for taxes relating to a tax period (or portion thereof) ending on or before the completion of the IPO to the extent such taxes are attributable to the Company's businesses or, in the case of any combined and unitary state income taxes based in part on allocation percentages, to the extent such taxes are attributable to contribution of the Company's businesses to the relevant allocation percentage and CVS will agree to indemnify the Company for all other taxes relating to a tax period (or portion thereof) ending on or before the completion of the IPO. The Tax Disaffiliation Agreement also provides that CVS will generally pay to the Company the net benefit realized by CVS relating to the Company's businesses from the carryback to tax periods or portions thereof ending on or before the completion of the IPO of certain tax attributes of the Company arising in tax periods or portions thereof beginning after the completion of the IPO.

     The Company and CVS have agreed not to take (or omit to take) any action that results in any increased liability relating to a tax period (or portion thereof) ending on or before the completion of the IPO. The Company and CVS have each agreed to indemnify the other for liabilities arising as a result of the breach of this agreement. The Company has also agreed to indemnify CVS for liabilities resulting from a breach by the Company of a similar agreement and certain other agreements contained in the Tax Disaffiliation Agreement among Footstar, Inc., Melville Corporation (CVS's predecessor) and their respective affiliates, to which the Company continues to be a party.

     For details as to other related party transactions, see note 16 in the Notes to Consolidated Financial Statements.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company has 19,267,758 outstanding shares of Common Stock. The 5,250,000 shares of Common Stock offered hereby will be immediately freely tradeable without restriction under the Securities Act except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 1,017,758 shares of Common Stock held by CVS upon completion of the Offering are "restricted securities" for purposes of Rule 144 and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144. The share numbers in this section assume that the Underwriters' over-allotment options are not exercised.

     In general, under Rule 144, as currently in effect, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned for at least one year shares of Common Stock which are treated as "restricted securities," including persons who may be deemed affiliates of the Company, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (192,678 shares as of the date of this Prospectus) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied (which requirements as to the availability of current public information are expected to be satisfied for all periods after the date of this Prospectus). In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the Offering). Under Rule 144(k) a shareholder who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years shares of Common Stock which are treated as "restricted securities," would be entitled to sell such shares, without regard to the foregoing restrictions and requirements.

     The Company and CVS have agreed pursuant to the Underwriting Agreement that they will not, with certain limited exceptions, sell any Common Stock without the prior consent of Credit Suisse First Boston Corporation

("Credit Suisse First Boston") for a period of 90 days from the date of this Prospectus. See "Underwriting." After the expiration of such 90-day period, or earlier in certain circumstances or if permitted by Credit Suisse First Boston, the 1,017,758 shares of Common Stock held by CVS will become available for sale subject to the applicable resale limitations of Rule 144.

     CVS has certain rights to register its shares of Common Stock under the Securities Act. See "Relationship with CVS and all Related Party
Transactions -- The Stockholder Agreement." CVS has publicly announced its intention to reduce its ownership of the Company's Common Stock below 10% of the outstanding shares by the end of 1997. The Stockholder Agreement provides that, at the request of CVS, the Company will use its best efforts to effect registration under the applicable federal and state securities laws of the shares of the Common Stock held by CVS for sale in accordance with certain specified methods described in the Stockholder Agreement on up to two occasions (one of which includes this Offering), and will take such other action necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Stockholder Agreement. Upon completion of the Offering, CVS will have one remaining customary "demand" registration right. CVS will also have the right, which it may exercise from time to time, to include the shares of the Common Stock (and any other securities issued in respect of or in exchange for such shares) held by it in certain other registrations of the Common Stock initiated by the Company on its own behalf or on behalf of its other shareholders.

     The Common Stock is listed on the New York Stock Exchange under the symbol "LIN". See "Price Range of Common Stock." The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, par value $.01 per share and 60,000,000 shares of Common Stock, par value $.01 per share. As of the date of this Prospectus, the Company had 19,267,758 shares of Common Stock issued and outstanding, 2,512,132 shares of Common Stock reserved for issuance pursuant to outstanding stock options and existing benefit plans, no treasury shares and no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors has the authority, subject to any limitations prescribed by law, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders of the Company. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no current plans to issue any of the Preferred Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. Under Delaware law, the approval of the holders of a majority of all outstanding stock is required to effect a merger of the Company, the disposition of all or substantially all of the Company's assets or for certain other actions. The Certificate of Incorporation prohibits removal of directors by the stockholders, except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding voting securities voting as a class. The Certificate of Incorporation prohibits the taking of stockholder action by written consent in lieu of a meeting, and generally permits special meetings of stockholders to be called only by the Board of Directors, the Chairman of the Board, the President or the Secretary of the Company, or by CVS so long as CVS owns 10% of the Company's Common Stock. Upon consummation of this Offering, CVS will no longer own 10% of the Company's Common Stock. The affirmative vote of 80% of the total voting power of all outstanding securities voting as a class is required to amend any provision of the Certificate of Incorporation, other than those provisions relating to the Company's name, registered agent, purpose or authorized stock. See "Risk Factors -- Influence by CVS" and "Principal and Selling Shareholder and Management." Subject to the preferential rights of the holders of shares of Preferred Stock, if any, the holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared and paid by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution of the Company, the holders of Common Stock of the Company will be entitled to share ratably in the assets of the Company legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Holders of Common Stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The shares of Common Stock presently issued and outstanding, including the shares of Common Stock offered hereby, are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

CERTAIN PROVISIONS OF LAW

     The Company is subject to the "Business Combination" provisions contained in Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is the First National Bank of Boston.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston is acting as the representative (the "Representative"), have severally but not jointly agreed to purchase from the Selling Shareholder the following respective numbers of shares of Common Stock:

                                                                                   NUMBER OF
                                   UNDERWRITER                                      SHARES
---------------------------------------------------------------------------------  ---------
Credit Suisse First Boston Corporation...........................................

                                                                                   ---------
          Total..................................................................  5,250,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Selling Shareholder has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 750,000 additional shares at the public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholder have been advised by the Representative that the Underwriters propose to offer shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representative, to certain dealers at such
price less a concession of $      per share, and the Underwriters and such
dealers may allow a discount of $      per share on sales to certain other
dealers. After the commencement of the offering, the public offering price and concession and discount to dealers may be changed by the Representative.

     The Company, CVS, the Selling Shareholder and certain executive officers of the Company have agreed that during the period beginning from the date of the Prospectus (as defined in the Underwriting Agreement) and continuing to and including the date 90 days after the date of the Prospectus not to offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 16a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities or, in the case of the Company and the executive officers, publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Credit Suisse First Boston, except (i) for private sales so long as the purchaser thereof enters into a corresponding lockup agreement with Credit Suisse First Boston for the then unexpired portion of the 90-day period, (ii) for grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances of Common Stock pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof and
(iii) for preparation of a registration statement or preparation for an offering so as to be in a position to file a registration statement and proceed with an offering immediately after expiration of such 90-day period.

     The Company and CVS have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for CVS and the Company, for which such Underwriters have received and will receive customary fees and commissions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHT OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers as well as the experts and the Selling Shareholder named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company of such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by such purchasers under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

     Proposed United States Treasury Regulations were issued in April 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. It is not clear whether the Proposed Regulations would be finalized in the current form. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, in accordance with existing United States Treasury Regulations, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with the Company or its Paying Agent. Instead, the effectively connected dividends will be subject to regular U.S. income tax at the graduated rate in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to such graduated tax, a non-U.S. corporation receiving effectively connected dividends may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder that are subject to the 30% or reduced treaty rate of withholding tax previously discussed will be exempt from the U.S. backup withholding tax. Otherwise, dividends may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its Paying Agent.

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock being offered hereby will be passed upon for the Company by Pitney, Hardin, Kipp & Szuch, Morristown, New Jersey, and for the Selling Shareholder by Davis Polk & Wardwell. Certain legal matters relating to the Common Stock offered hereby will be passed on for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Linens 'n Things, Inc. and its subsidiaries as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, included herein and elsewhere in this Prospectus, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a site on the World Side Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

     The Company's Common Stock is listed on the New York Stock Exchange. Periodic reports, proxy statements, and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be accessed electronically by means of the Commission's World Wide Web site at http://www.sec.gov.

     The Company distributes to its shareholders annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each year containing unaudited financial information.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995, December 31, 1996, March 30, 1996
  and March 29, 1997..................................................................   F-3
Consolidated Statements of Operations for the fiscal years 1994, 1995 and 1996 and for
  the thirteen weeks ended March 30, 1996 and March 29, 1997..........................   F-4
Consolidated Statements of Shareholders' Equity for the fiscal years 1994, 1995 and
  1996 and for the thirteen weeks ended March 29, 1997................................   F-5
Consolidated Statements of Cash Flows for the fiscal years 1994, 1995 and 1996 and for
  the thirteen weeks ended March 30, 1996 and March 29, 1997..........................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Linens 'n Things, Inc.

     We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.

/s/ KPMG PEAT MARWICK LLP

New York, New York
February 4, 1997

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 31,
                                                  ---------------------     MARCH 30,    MARCH 29,
                                                    1995         1996         1996         1997
                                                  --------     --------     --------     --------
                                                                                 (UNAUDITED)
ASSETS
  CURRENT ASSETS:
     Cash and cash equivalents..................  $  4,222     $ 26,914     $  4,251     $  3,048
     Accounts receivable, net...................    13,955       17,384        9,633       15,738
     Inventories................................   176,893      202,134      180,348      202,166
     Prepaid expenses and other current
       assets...................................    11,076       10,360       10,755        9,785
                                                  --------     --------     --------     --------
  TOTAL CURRENT ASSETS..........................   206,146      256,792      204,987      230,737
                                                  --------     --------     --------     --------
     Property and equipment, net................   107,542      138,508      111,111      137,862
     Goodwill, net of accumulated amortization
     of $3,965 at December 31, 1995, $4,814 at
     December 31, 1996, $4,178 at March 30, 1996
     and $5,028 at March 29, 1997...............    23,225       22,376       23,013       22,163
     Deferred charges and other noncurrent
       assets, net..............................     6,609        6,281        6,433        6,117
                                                  --------     --------     --------     --------
  TOTAL ASSETS..................................  $343,522     $423,957     $345,544     $396,879
                                                  ========     ========     ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
     Accounts payable...........................  $ 96,496     $ 92,529     $ 69,427     $ 67,971
     Accrued expenses and other current
       liabilities..............................    41,318       53,207       28,706       43,345
     Short-term debt............................        --           --           --        5,720
     Due to related parties.....................   118,652           --      159,854           --
                                                  --------     --------     --------     --------
  TOTAL CURRENT LIABILITIES.....................   256,466      145,736      257,987      117,036
     Long-term note.............................        --       13,500           --       13,500
     Deferred income taxes and other long-term
     liabilities................................    10,378       14,994       12,666       16,264
                                                  --------     --------     --------     --------
  TOTAL LIABILITIES.............................   266,844      174,230      270,653      146,800
                                                  --------     --------     --------     --------
  SHAREHOLDERS' EQUITY:
     Preferred stock $.01 par value; 1,000,000
     shares authorized; none issued and
     outstanding................................        --           --           --           --
     Common stock, $.01 par value; 60,000,000
     shares authorized; 19,267,758 issued and
     outstanding at December 31, 1996 and March
     29, 1997...................................        --          193           --          193
     Additional paid-in capital.................    42,372      200,189       42,372      200,189
     Retained earnings..........................    34,306       49,345       32,519       49,697
                                                  --------     --------     --------     --------
  TOTAL SHAREHOLDERS' EQUITY....................    76,678      249,727       74,891      250,079
                                                  --------     --------     --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......  $343,522     $423,957     $345,544     $396,879
                                                  ========     ========     ========     ========

          See accompanying notes to consolidated financial statements

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THIRTEEN WEEKS
                                                                                      ENDED
                                                                               -------------------
                                                 YEAR ENDED DECEMBER 31,        MARCH      MARCH
                                              ------------------------------     30,        29,
                                                1994       1995       1996       1996       1997
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
Net sales...................................  $440,118   $555,095   $696,107   $138,167   $179,911
Cost of sales, including buying and
  warehousing costs.........................   265,721    345,162    426,196     87,669    111,596
                                              --------   --------   --------   --------   --------
  Gross profit..............................   174,397    209,933    269,911     50,498     68,315
Selling, general and administrative
  expenses..................................   142,155    190,826    239,228     51,509     67,371
Restructuring and asset impairment
  charges...................................        --     10,974         --         --         --
                                              --------   --------   --------   --------   --------
  Operating profit (loss)...................    32,242      8,133     30,683     (1,011)       944
Interest expense, net.......................     3,170      7,059      4,692      2,082        336
                                              --------   --------   --------   --------   --------
  Income before income taxes and cumulative
     effect of change in accounting
     principle..............................    29,072      1,074     25,991     (3,093)       608
Provision for income taxes..................    11,874      1,108     10,952     (1,307)       256
                                              --------   --------   --------   --------   --------
  Income (loss) before cumulative effect of
     change in accounting principle.........    17,198        (34)    15,039     (1,786)       352
  Cumulative effect of change in accounting
     principle, net.........................        --        178         --         --         --
                                              --------   --------   --------   --------   --------
Net income (loss)...........................  $ 17,198   $   (212)  $ 15,039   $ (1,786)  $    352
                                              ========   ========   ========   ========   ========
Per share of common stock:
  Income (loss) before cumulative effect of
     change in accounting principle.........  $   0.89   $  (0.00)  $   0.78   $  (0.09)  $   0.02
  Cumulative effect of change in accounting
     principle, net.........................        --       0.01         --         --         --
                                              --------   --------   --------   --------   --------
  Net income (loss).........................  $   0.89   $  (0.01)  $   0.78   $  (0.09)  $   0.02
                                              --------   --------   --------   --------   --------
  Weighted average shares outstanding.......    19,268     19,268     19,286     19,268     19,706

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                   COMMON STOCK       ADDITIONAL
                                                -------------------   PAID-IN    RETAINED
                                                  SHARES     AMOUNT   CAPITAL    EARNINGS   TOTAL
                                                ----------   ------   --------   -------   --------
Balance at December 31, 1993..................         100    $ --    $ 42,372   $31,968   $ 74,340
  Net income..................................          --      --          --    17,198     17,198
  Dividends paid to CVS.......................          --      --          --    (5,719)    (5,719)
                                                ----------    ----    --------   -------   --------
Balance at December 31, 1994..................         100      --      42,372    43,447     85,819
  Net loss....................................          --      --          --      (212)      (212)
  Dividends paid to CVS.......................          --      --          --    (8,929)    (8,929)
                                                ----------    ----    --------   -------   --------
Balance at December 31, 1995..................         100      --      42,372    34,306     76,678
  Net income..................................          --      --          --    15,039     15,039
  Capital contributions by CVS, net of assets
     and liabilities transferred..............          --      --     158,010        --    158,010
  Conversion of common stock..................  19,267,658     193        (193)       --         --
                                                ----------    ----    --------   -------   --------
Balance at December 31, 1996..................  19,267,758     193     200,189    49,345    249,727
  Net income (unaudited)......................          --      --          --       352        352
                                                ----------    ----    --------   -------   --------
Balance at March 29, 1997 (unaudited).........  19,267,758    $193    $200,189   $49,697   $250,079
                                                ==========    ====    ========   =======   ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        THIRTEEN WEEKS ENDED
                                                     YEAR ENDED DECEMBER 31,           -----------------------
                                               -----------------------------------     MARCH 30,     MARCH 29,
                                                 1994         1995         1996          1996          1997
                                               --------     --------     ---------     ---------     ---------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................  $ 17,198     $   (212)    $  15,039     $ (1,786)     $    352
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization............     9,588       12,862        14,569        3,538         4,264
    Restructuring and asset impairment
      charges................................        --       10,974            --           --            --
    Cumulative effect of change in accounting
      principle..............................        --          294            --           --            --
    Deferred income taxes....................     3,580       (3,296)        4,342        1,559           450
    Loss on disposal of assets...............     2,928        3,817         2,400          172           634
    Changes in assets and liabilities:
      (Increase) decrease in accounts
         receivable..........................    (6,122)      (1,933)       (3,429)       4,322         1,646
      Increase in inventories................   (42,171)     (46,333)      (25,241)      (3,455)          (32)
      Decrease (increase) in prepaid expenses
         and other current assets............       421       (1,928)         (957)         814         1,099
      (Increase) decrease in deferred charges
         and other noncurrent assets.........      (318)         567          (329)          (3)           --
      Increase (decrease) in accounts
         payable.............................    24,946       17,246             9      (13,556)      (19,241)
      Increase (decrease) in accrued expenses
         and other liabilities...............     5,625       (4,135)       13,836      (12,584)       (3,161)
                                               --------     --------     ---------     --------      --------
  NET CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES...............................    15,675      (12,077)       20,239      (20,979)      (13,989)
                                               --------     --------     ---------     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment........   (39,074)     (41,329)      (46,429)      (6,889)       (3,875)
                                               --------     --------     ---------     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions by CVS...............        --           --       158,010           --            --
  Increase (decrease) in due to related
    parties..................................    22,832       51,200      (118,652)      41,202            --
  Proceeds from issuance of short-term
    debt.....................................        --           --            --           --         5,720
  Dividends paid to CVS......................    (5,719)      (8,929)           --           --            --
  Issuance of long-term note.................        --           --        13,500           --            --
  Increase (decrease) in book overdrafts.....     8,169       11,251        (3,976)     (13,305)      (11,722)
                                               --------     --------     ---------     --------      --------
  NET CASH PROVIDED BY FINANCING
    ACTIVITIES...............................    25,282       53,522        48,882       27,897        (6,002)
                                               --------     --------     ---------     --------      --------
  Net increase (decrease) in cash and cash
    equivalents..............................     1,883          116        22,692           29       (23,866)
  Cash and cash equivalents at beginning of
    period...................................     2,223        4,106         4,222        4,222        26,914
                                               --------     --------     ---------     --------      --------
  CASH AND CASH EQUIVALENTS AT END OF
    PERIOD...................................  $  4,106     $  4,222     $  26,914     $  4,251      $  3,048
                                               ========     ========     =========     ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
CASH PAID DURING THE YEAR FOR:
  Interest (net of amounts capitalized)......  $  3,360     $  7,339     $   4,957     $  2,214      $    386
                                               ========     ========     =========     ========      ========
  Income taxes...............................  $  9,014     $  7,214     $   6,590     $     67      $    881
                                               ========     ========     =========     ========      ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

     Linens 'n Things, Inc. and subsidiaries (collectively the "Company") operated 169 stores, including 132 superstores, in 34 states across the United States as of December 31, 1996. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2.  INITIAL PUBLIC OFFERING

     The Company was a wholly-owned subsidiary of CVS Corporation ("CVS" or the "Parent"), formerly Melville Corporation, until November 26, 1996, when CVS completed an initial public offering ("IPO") of 13,000,000 shares of the Company's common stock. Subsequent to the IPO, CVS owned approximately 32.5% of the Company's common stock, having retained 6,267,758 shares.

     During 1996, CVS acquired 100 shares of common stock of Linens 'n Things Center, Inc. ("LNT Center"), a newly formed California corporation, for $130,010,000. In June, 1996, CVS contributed all outstanding shares of common stock of Bloomington, MN., L.T., Inc. to LNT Center. In addition, CVS made a capital contribution of $28,000,000 to LNT Center during October, 1996. Subsequently, CVS contributed all outstanding shares of common stock of LNT Center to Linens 'n Things, Inc., a newly formed Delaware corporation. The accompanying consolidated financial statements are presented as if Linens 'n Things, Inc. had existed and owned LNT Center and Bloomington, MN., L.T., Inc. throughout 1994, 1995 and 1996.

     Immediately prior to the completion of the IPO, the authorized capital stock of the Company was changed from 100 shares of common stock, par value $.01 per share, to 60 million shares of common stock, par value $.01 per share, and each issued and outstanding share of common stock was converted into 192,677.58 shares of common stock.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include those of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

  Accounting Changes

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As permitted under SFAS No. 123, the Company elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will account for such compensation under the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"). The Company has, however, complied with the disclosure requirements of SFAS No. 123.

     Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121").

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The Company believes that this change results in a better matching of revenues and expenses. The impact on 1995 as a result of this change, exclusive of the cumulative effect of $0.3 million (before income tax effect), was to reduce net income by $0.2 million.

  Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures About Fair Value Of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

  Cash and Cash Equivalents

     The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities. Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

  Inventories

     Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market. Inventories are determined on the retail inventory method valued on a first-in, first-out
(FIFO) basis.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (generally 40 years for buildings and 10 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives (generally 5 years), beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets. Fully depreciated property and equipment is removed from the asset and related accumulated depreciation accounts.

     Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

  Impairment of Long-Lived Assets

     When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing the present value of projected individual store cash flows over the lease term to the asset carrying values.

  Deferred Charges

     Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

  Goodwill

     The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

  Store Opening and Closing Costs

     New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

  Advertising Costs

     The Company charges production costs of advertising to expense the first time the advertising takes place.

  Income Taxes

     The Company and CVS have entered into a Tax Disaffiliation Agreement. Under the agreement, the Company is generally responsible for any of its tax with respect to periods prior to the IPO, determined as if on a separate company basis. For periods subsequent to the IPO, the Company will file its own federal and state tax returns.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings Per Share

     Earnings per share is calculated by dividing net income (loss) by the weighted average shares outstanding, which includes common stock equivalents. For the periods prior to the IPO, the weighted average shares assumed are based on the actual shares outstanding at the time of the IPO.

  Interim Financial Statements

     The accompanying consolidated balance sheets as of March 30, 1996 and March 29, 1997 and the related consolidated statements of operations and cash flows for the thirteen weeks ended March 30, 1996 and March 29, 1997 and consolidated statement of shareholders' equity for the thirteen weeks ended March 29, 1997 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the periods presented.

     The results of operations for the thirteen weeks ended March 30, 1996 and March 29, 1997 are not necessarily indicative of results to be achieved for the full fiscal year.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could be different from those estimates.

4.  STRATEGIC PROGRAM AND ASSET IMPAIRMENT CHARGE

     During the fourth quarter of 1995, CVS announced a comprehensive strategic program (the "CVS Strategic Program") which resulted, insofar as it relates to the Company, in the Company recording a pre-tax charge of $23.4 million in the fourth quarter of 1995. The pre-tax charge of $23.4 million consisted of: (i) restructuring charges of $9.5 million consisting of estimated tenancy costs ($3.8 million) and asset write-offs ($5.0 million) associated with the closing of six unprofitable stores and asset write-offs related to management information systems outsourcing ($0.7 million); (ii) asset write-offs and other non-cash charges totaling $12.5 million consisting primarily of the write-off of certain non-productive assets, as well as costs associated with the changeover to the Company's new distribution network relating to the opening of the distribution center; and (iii) a non-cash asset impairment charge of $1.4 million due to the early adoption of SFAS No. 121 relating to store fixtures and leasehold improvements. The charge resulted from the Company grouping assets at a lower level than under its previous accounting policy regarding asset impairment. Factors leading to impairment were a combination of historical losses, anticipated future losses and inadequate cash flows. The net sales and operating losses in 1995 of the stores to be closed were approximately $14.3 million and $1.5 million, respectively.

     Of the six stores to be closed pursuant to the restructuring, five were closed in 1996 and the remaining store was closed in early 1997.

     The restructuring reserve balance of $1.9 million as of December 31, 1996 relates primarily to remaining tenancy costs.

5.  ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Credit and charge card receivables...............................  $ 5,353     $ 3,379
    Due from landlords...............................................    4,069      10,536
    Other, net of allowance..........................................    4,533       3,469
                                                                       -------     -------
              Total..................................................  $13,955     $17,384
                                                                       =======     =======

6.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Deferred income taxes............................................  $ 8,323     $ 6,650
    Other............................................................    2,753       3,710
                                                                       -------     -------
              Total..................................................  $11,076     $10,360
                                                                       =======     =======

7.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Land...........................................................  $    430     $    430
    Building.......................................................     4,760        4,760
    Furniture, fixtures and equipment..............................    89,792      118,072
    Leasehold improvements.........................................    35,034       46,454
    Computer software..............................................     4,404        6,331
                                                                      -------      -------
                                                                      134,420      176,047
    Less accumulated depreciation and amortization.................    26,878       37,539
                                                                      -------      -------
              Total................................................  $107,542     $138,508
                                                                      =======      =======

8.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Income taxes payable.............................................  $ 2,472     $   994
    Other taxes payable..............................................    6,051       8,678
    Rent.............................................................    6,082       5,844
    Salaries and employee benefits...................................    3,331       7,347
    Restructuring reserves...........................................    3,835       1,878
    Other............................................................   19,547      28,466
                                                                       -------     -------
              Total..................................................  $41,318     $53,207
                                                                       =======     =======

9.  SHORT-TERM BORROWING ARRANGEMENTS

     Prior to the IPO, all financing was provided by CVS. Interest rates charged on borrowings from CVS were based on CVS' commercial paper borrowing rates. In connection with the IPO, the Company repaid all indebtedness to CVS and entered into a three-year, $125 million senior revolving credit facility agreement (the "Credit Agreement"). The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio, as defined in the Credit Agreement. As of December 31, 1996, the Company was in compliance with all terms and conditions of the Credit Agreement.

     Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement. As of December 31, 1996, there were no borrowings under the Credit Agreement but $2.3 million of letters of credit were outstanding under the Credit Agreement. The letters of credit were used to guarantee certain foreign purchase contracts. The Company is not obligated under any formal or informal compensating balance requirements.

10.  LONG-TERM NOTE

     In conjunction with the IPO, the Company issued a four-year, $13.5 million subordinated note (the "Note") to CVS. The Note contains no principal amortization prior to maturity in December 2000, and requires quarterly interest payments at the 90-day LIBOR rate plus the applicable spread under the Credit Agreement described above. The Note also provides for forgiveness by CVS, at varying amounts, based upon the proceeds from any sales of the Company's common stock by CVS together with the market value of the common stock which CVS continues to own at December 31, 1997. The borrowing rate at December 31, 1996 was 6.875%.

11.  DEFERRED INCOME TAXES AND OTHER LONG-TERM LIABILITIES

     Deferred income taxes and other long-term liabilities consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Deferred income taxes............................................  $ 8,015     $10,684
    Other............................................................    2,363       4,310
                                                                       -------     -------
      Total..........................................................  $10,378     $14,994
                                                                       =======     =======

12.  LEASES

     The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from five to fifteen years and require the

Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of sales. Net rental expense for all operating leases for the years ended December 31 was as follows (in thousands):

                                                   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                       1994             1995             1996
                                                   ------------     ------------     ------------
    Minimum rentals..............................    $ 28,065         $ 38,788         $ 53,264
    Contingent rentals...........................         492              201              210
                                                      -------          -------          -------
                                                       28,557           38,989           53,474
    Less sublease rentals........................          45              151              151
                                                      -------          -------          -------
              Total..............................    $ 28,512         $ 38,838         $ 53,323
                                                      =======          =======          =======

     At December 31, 1996, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores were as follows (in thousands):

                                                                           OPERATING
                                      YEAR                                   LEASES
        -----------------------------------------------------------------  ----------
        1997.............................................................  $   65,067
        1998.............................................................      69,564
        1999.............................................................      68,686
        2000.............................................................      69,456
        2001.............................................................      69,863
        Thereafter.......................................................     747,467
                                                                           ----------
                                                                           $1,090,103
                                                                           ==========
        Total future minimum sublease rentals............................  $      322
                                                                           ==========

13.  STOCK INCENTIVE PLANS

     Concurrent with the IPO, the Company adopted the 1996 Incentive Compensation Plan (the "Plan"), which provides for the granting of options, deferred stock grants and other stock-based awards, up to a maximum of 2,312,132 shares of common stock, to key employees. The Company also adopted the 1996 Non-Employee Directors Stock Plan (the "Directors' Plan"), which provides for the granting of options and stock unit grants to non-employee directors ("eligible directors"), up to a maximum of 200,000 shares. The Company has reserved 2,512,132 shares for the issuance under these plans.

     Stock options and grants under the Plan and the Directors' Plan are awarded at the fair market value of the shares at the date of grant. The right to exercise options generally commences one to four years after, and expires ten years after, the grant date, provided the optionee or eligible director continues to be employed by, or remain in service as director to, the Company.

     Under the Directors' Plan, any person who becomes an eligible director receives an initial option grant to purchase 7,000 shares of common stock, and, at the date of each annual shareholders meeting thereafter, will receive an option grant to purchase 700 shares and a stock unit grant for 700 shares.

     As of December 31, 1996, options to purchase 994,330 shares and 14,000 shares were granted under the Plan and Directors' Plan, respectively, and none were exercised or cancelled. No options granted were exercisable as of December 31, 1996. Additionally, in 1996, 160,666 deferred stock grants were awarded under the Plan.

     The fair value of each stock option granted during 1996 is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

        Expected life (years)..................................................  5.0
        Expected volatility....................................................   45%
        Risk-free interest rate................................................    6%
        Expected dividend yield................................................    0%

     The following table summarizes information about stock options outstanding at December 31, 1996:

        OUTSTANDING EXERCISE PRICE.............................................    $15.50
          Number Outstanding...................................................   994,330
          Weighted Average Remaining Contractual Life..........................   5 years
        EXERCISABLE
          Weighted Average Exercise Price......................................    $15.50
          Exercisable Number...................................................        --

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with these plans. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

                                                                                   1996
                                                                               -------------
                                                                               (IN MILLIONS,
                                                                                EXCEPT PER
                                                                                SHARE DATA)
        NET INCOME:
          As reported........................................................      $15.0
          Pro-forma..........................................................      $14.9
        NET INCOME PER SHARE OF COMMON STOCK:
          As reported........................................................      $0.78
          Pro-forma..........................................................      $0.77

     The effects of applying SFAS No. 123 in this pro-forma disclosure are not necessarily indicative of future amounts. The Company anticipates granting additional awards in future years that based on the plans' current design will, on an annual basis, be less than the initial year's (1996) award.

14.  EMPLOYEE BENEFIT PLANS

     Upon completion of the IPO, the Company discontinued participation in CVS' 401(k) profit-sharing plan. On December 1, 1996, the Company adopted a 401(k) savings plan. All employees who were eligible to participate in the 401(k) profit-sharing plan administered by CVS prior to the IPO were immediately eligible to participate in the new plan. All other employees become eligible upon completion of twelve months of service within which 1,000 hours were worked, provided the employee is at least 21 years of age. Participants may contribute between 2% and 15% of annual earnings, subject to statutory limitations. Company contributions for the matching component of both plans amounted to approximately $0.4 million, $0.6 million and $0.3 million for the years ended December 31, 1994, 1995 and 1996, respectively.

15.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 were as follows (in thousands):

                                                                            DECEMBER 31,
                                                                          ----------------
                                                                           1995     1996
                                                                          ------   -------
    DEFERRED TAX ASSETS:
      Employee benefits.................................................  $1,030   $ 4,011
      Inventories.......................................................   5,156     4,313
      Other.............................................................     872     1,297
                                                                          ------   -------
    TOTAL DEFERRED TAX ASSETS...........................................   7,058     9,621
    DEFERRED TAX LIABILITIES:
      Property and equipment............................................   6,750    13,655
                                                                          ------   -------
    NET DEFERRED TAX ASSET (LIABILITY)..................................  $  308   $(4,034)
                                                                          ======   =======

     Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred tax assets.

     The provision for income taxes comprised the following (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1994      1995     1996
                                                                 -------   ------   -------
    CURRENT:
      Federal..................................................  $ 6,161   $2,565   $ 3,030
      State....................................................    1,272      914     1,106
                                                                 -------   ------   -------
                                                                   7,433    3,479     4,136
    DEFERRED:
      Federal..................................................    3,580   (2,143)    5,484
      State....................................................      861     (228)    1,332
                                                                 -------   ------   -------
                                                                   4,441   (2,371)    6,816
                                                                 -------   ------   -------
              Total............................................  $11,874   $1,108   $10,952
                                                                 =======   ======   =======

     The following is a reconciliation between the statutory Federal income tax rate and the effective rate for the years ended December 31:

                                                                   1994     1995    1996
                                                                   -----   ------   -----
    Effective tax rate...........................................   40.8%   103.2%   42.1%
    State income taxes, net of Federal benefit...................   (4.8)   (41.5)   (6.1)
    Goodwill.....................................................   (1.0)   (27.8)   (1.1)
    Meals and entertainment......................................   (0.2)    (5.1)   (0.3)
    Targeted jobs tax credit.....................................    0.2      5.5      --
    Other........................................................     --      0.7     0.4
                                                                   -----   ------   -----
              Statutory Federal income tax rate..................   35.0%    35.0%   35.0%

16.  RELATED PARTY TRANSACTIONS

     Prior to the IPO, CVS provided financing and cash management for the Company, allocated certain costs to the Company for services provided, and charged the Company for costs related to participation in certain employee benefit programs. Such charges terminated upon the completion of the IPO and have been replaced by costs of the Company's own programs. Allocations to the Company by CVS were based on the Company's share of costs paid by the Parent on its behalf for consolidated programs. Such allocations may not be reflective of the costs which would have been incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable. If the Company had operated on a stand-alone basis for the years ended December 31, 1994, 1995 and 1996, it would have incurred a net increase in expense of an estimated $755,000 pre-tax, in each such years. The following is a summary of the amounts charged or allocated to the Company:

  Administrative Costs

     CVS allocated various administrative costs to the Company. Allocations were based on the Company's ratable share of costs incurred by CVS on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1994, 1995, and 1996 were approximately $3.3 million, $3.0 million and $0.9 million, respectively.

     In addition, CVS guaranteed the leases of certain stores operated by the Company and charged a fee, prior to the IPO, for that service which amounted to approximately $0.3 million for each of the years ended December 31, 1994, 1995 and 1996.

  Borrowings

     The weighted average interest rate on borrowings from CVS and other divisions for the years ended December 31, 1994, 1995 and 1996 was 4.9%, 6.5% and 6.2%, respectively. The related interest expense recognized by the Company on such borrowings was $3.2 million, $7.1 million and $4.6 million, respectively.

  Employee Stock Ownership Program

     The Company's employees participated in CVS' Employee Stock Ownership ("ESOP"). The ESOP was a defined contribution plan for all employees meeting certain eligibility requirements.

     CVS charged compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company was based on the Company's proportionate share of qualifying compensation expense and did not reflect the manner in which CVS funded these costs or the related tax benefits realized by CVS. As a result of the Company's allocation from CVS, compensation expense of approximately $0.7 million, $1.0 million and $1.5 million was recognized for the years ended December 31, 1994, 1995 and 1996, respectively.

     These costs, with the exception of interest expense, are included in selling, general and administrative expenses on the Consolidated Statements of Operations.

17.  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

18.  SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                           FIRST      SECOND     THIRD      FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER        YEAR
                                          --------   --------   --------   --------     --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
NET SALES
  1995..................................  $115,298   $124,290   $138,050   $177,457     $555,095
  1996..................................   138,167    147,649    180,438    229,853      696,107
GROSS PROFIT
  1995..................................    42,787     47,896     54,666     64,584(1)   209,933(2)
  1996..................................    50,498     56,252     69,159     94,002      269,911
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE, NET
  1995..................................       860      1,644      2,599     (5,137)         (34)
  1996..................................    (1,786)      (411)     4,966     12,270       15,039
NET INCOME (LOSS)
  1995..................................       682      1,644      2,599     (5,137)(1)     (212)(2)
  1996..................................    (1,786)      (411)     4,966     12,270       15,039
NET INCOME (LOSS) PER SHARE
  1995..................................       .04        .09        .13       (.27)(1)    (0.01)(2)
  1996..................................      (.09)      (.02)       .26        .63         0.78

---------------
(1) Excluding the CVS Strategic Program, gross profit and net income in the fourth quarter of 1995 would have been $72.8 million and $9.0 million, respectively, and earnings per share would have been $.47.

(2) Excluding the CVS Strategic Program, gross profit and net income for the year ended 1995 would have been $218.1 million and $13.9 million, respectively, and earnings per share would have been $.72.

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     10
Capitalization........................     11
Dividend Policy.......................     11
Price Range of Common Stock...........     11
Selected Financial and Operating
  Data................................     12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     23
Management............................     32
Principal and Selling Shareholder and
  Management..........................     38
Relationship with CVS and Related
  Party Transactions..................     40
Shares Eligible for Future Sale.......     42
Description of Capital Stock..........     43
Underwriting..........................     45
Notice to Canadian Residents..........     46
Certain U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................     47
Legal Matters.........................     49
Experts...............................     49
Available Information.................     49
Additional Information................     50
Index to Consolidated Financial
  Statements..........................    F-1

======================================================
                            [LINENS 'N THINGS LOGO]

                                5,250,000 Shares
                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS

                       [CREDIT SUISSE/FIRST BOSTON LOGO]
------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Common Stock to be registered is to be offered for the account of the Selling Shareholders. The following sets forth expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities offered hereby.

SEC Registration Fee...............................................................  $42,273
NASD Filing Fee....................................................................   14,450
Transfer Agent's Fee...............................................................        *
Printing and Engraving.............................................................        *
Legal Fees.........................................................................        *
Accounting Fees....................................................................        *
Blue Sky Fees and Expenses (including fees and expenses of counsel)................        *
Miscellaneous......................................................................        *
                                                                                     ---------
          Total....................................................................  $     *
                                                                                     =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Act permits the Registrant to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to actions by, or in the right of the corporation against, such individuals, indemnification is not permitted as to any matter as to which such person "shall have been adjudged to be liable to the corporation, unless, and only to the extent that, the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper." Individuals who are successful in the defense of such action are entitled to indemnity for such expenses reasonably incurred in connection therewith.

     The By-Laws of the Registrant require the Registrant to indemnify directors and officers against liabilities which they may incur under the circumstances set forth in the preceding paragraph.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

     The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Except for the issuance of common stock to CVS, the Company has not issued any securities in unregistered transactions. Such issuance to CVS was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration
Statement:

EXHIBIT
NUMBER                                        DESCRIPTION
-------   -----------------------------------------------------------------------------------
   1      Form of Underwriting Agreement
  *3.1    Amended and Restated Certificate of Incorporation of the Registrant
  *3.2    By-Laws of the Registrant
  *4      Specimen Certificate of Common Stock
   5      Opinion of Pitney, Hardin, Kipp & Szuch
 *10.1    Transitional Services Agreement between the Registrant and CVS Corporation
 *10.2    Stockholder Agreement between the Registrant and CVS Corporation
 *10.3    Tax Disaffiliation Agreement between the Registrant and CVS Corporation
 *10.4    Subordinated Note between the Registrant and CVS Corporation
 *10.5    Credit Facility
+*10.6    Employment Agreement between Norman Axelrod and the Registrant
+*10.7    Employment Agreement between James M. Tomaszewski and the Registrant
+*10.8    Employment Agreement between Steven B. Silverstein and the Registrant
+*10.9    Employment Agreement between Hugh J. Scullin and the Registrant
+*10.10   1996 Incentive Compensation Plan
+*10.11   1996 Non-Employee Director Stock Plan
**21      List of Subsidiaries
  23.1    Consent of KPMG Peat Marwick LLP
  23.2    Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit 5)
  24      Power of Attorney (contained on the signature page of this Registration Statement)

---------------
 + Compensatory plan, contract or arrangement.

 * Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 333-12267), which Registration Statement was declared effective by the Securities and Exchange Commission on November 26, 1996.

** Incorporated by reference to the Exhibits filed with the Registrant's Annual
   Report on Form 10-K (No. 1-12381) for fiscal year 1996 as filed with the Securities and Exchange Commission.

     (b) The following financial statement schedules are filed as part of this Registration Statement:

     Not applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification (other than by policies of insurance) is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b) The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Linens'n Things, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clifton, State of New Jersey on the 15th day of May, 1997.

                                          LINENS'N THINGS, INC.

                                          By: /s/ NORMAN AXELROD
                                            ------------------------------------
                                            Norman Axelrod
                                            Chairman of the Board and
                                            Chief Executive Officer and
                                              President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Norman Axelrod, Charles C. Conaway and James M. Tomaszewski, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming what said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities in the dates indicated:

                                                        TITLE                         DATE
                                     -------------------------------------------  -------------

/s/ NORMAN AXELROD                   Chairman of the Board, Chief Executive        May 15, 1997
-----------------------------------  Officer, President and Director (principal
Norman Axelrod                       executive officer)

/s/ JAMES M. TOMASZEWSKI             Senior Vice President and Chief               May 15, 1997
-----------------------------------  Administrative Officer (principal financial
James M. Tomaszewski                 and accounting officer)

/s/ WILLIAM T. GILES                 Vice President of Finance, Controller         May 15, 1997
-----------------------------------
William T. Giles

/s/ CHARLES C. CONAWAY               Director                                      May 15, 1997
-----------------------------------
Charles C. Conaway

/s/ STANLEY P. GOLDSTEIN             Director                                      May 15, 1997
-----------------------------------
Stanley P. Goldstein

/s/ PHILIP E. BEEKMAN                Director                                      May 14, 1997
-----------------------------------
Philip E. Beekman

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
 NUMBER                                  DESCRIPTION                                    PAGES
--------    ---------------------------------------------------------------------    ------------
  1         Form of Underwriting Agreement.......................................
 *3.1       Amended and Restated Certificate of Incorporation of the
            Registrant...........................................................
 *3.2       By-Laws of the Registrant............................................
 *4         Specimen Certificate of Common Stock.................................
  5         Opinion of Pitney, Hardin, Kipp & Szuch..............................
 *10.1      Transitional Services Agreement between the Registrant and CVS
            Corporation..........................................................
 *10.2      Stockholder Agreement between the Registrant and CVS Corporation.....
 *10.3      Tax Disaffiliation Agreement between the Registrant and CVS
            Corporation..........................................................
 *10.4      Subordinated Note between the Registrant and CVS Corporation.........
 *10.5      Credit Facility......................................................
+*10.6      Employment Agreement between Norman Axelrod and the Registrant.......
+*10.7      Employment Agreement between James M. Tomaszewski and the
            Registrant...........................................................
+*10.8      Employment Agreement between Steven B. Silverstein and the
            Registrant...........................................................
+*10.9      Employment Agreement between Hugh J. Scullin and the Registrant......
+*10.10     1996 Incentive Compensation Plan.....................................
+*10.11     1996 Non-Employee Director Stock Plan................................
**21        List of Subsidiaries.................................................
  23.1      Consent of KPMG Peat Marwick LLP.....................................
  23.2      Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit 5)......
  24        Power of Attorney (contained on the signature page of this
            Registration Statement)..............................................

---------------
+  Compensatory plan, contract or arrangement.
* Incorporated by reference to the Exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 333-12267), which Registration Statement was declared effective by the Securities and Exchange Commission on November 26, 1996.
** Incorporated by reference to the Exhibits filed with the Registrant's Annual
   Report on Form 10-K (No. 1-12381) for fiscal year 1996 as filed with the Securities and Exchange Commission.